As filed with the Securities and Exchange Commission on December 22, 1994

                                                Registration No. 33-56297

___________________________________________________________________________
___________________________________________________________________________

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           _____________________

                               AMENDMENT NO. 1
                                    TO
                                 FORM S-6
                 FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT
                     TRUSTS REGISTERED ON FORM N-8B-2

                           _____________________

A.   Exact Name of Trust:
                           GOVERNMENT SECURITIES
                           EQUITY TRUST SERIES 8

B.   Name of depositor:
                    PRUDENTIAL SECURITIES INCORPORATED

C.   Complete address of depositor's principal executive office:
                             One Seaport Plaza
                             199 Water Street
                         New York, New York  10292

D.   Name and complete address of agent for service:

                                                          Copy to:
    LEE B. SPENCER, JR., ESQ.                       KENNETH W. ORCE, ESQ.
PRUDENTIAL SECURITIES INCORPORATED                 CAHILL GORDON & REINDEL
        One Seaport Plaza                               80 Pine Street
         199 Water Street                         New York, New York  10005
    New York, New York  10292

E.   Title and amount of securities being registered:
          An indefinite number of Units of GOVERNMENT SECURITIES
                           EQUITY TRUST SERIES 8
                 Pursuant to Rule 24f-2 promulgated under
              the Investment Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                Indefinite

G.   Amount of filing fee:
                     $500 (as required by Rule 24f-2)*

H.   Approximate date of proposed sale to public:
              As soon as practicable after the effective date
                      of the registration statement.

 __
/__/  Check box if it is proposed that this filing will become effective
     on             immediately upon filing pursuant to Rule 487.

___________________________________________________________________________
___________________________________________________________________________

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   *         Previously paid.

          GOVERNMENT SECURITIES EQUITY TRUST SERIES 8

                     CROSS-REFERENCE SHEET

             Pursuant to Rule 404 of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)


           Form N-8B-2                         Form S-6
           Item Number                         Heading In Prospectus

                  I. Organization and General Information

 1. (a) Name of Trust.....................  Prospectus front cover
    (b) Title of securities issued........  Prospectus front cover

 2. Name and address of each depositor....  Sponsor, Prospectus back cover

 3. Name and address of trustee...........  Trustee

 4. Name and address of each principal
      underwriter.........................  Sponsor

 5. State of organization of trust........  The Trust

 6. Execution and termination of trust
      agreement...........................  Summary of Essential
                                              Information; The Trust;
                                              Amendment and Termination of
                                              the Indenture - Termination

 7. Changes of Name.......................            *

 8. Fiscal year...........................            *

 9. Litigation............................            *

                  II. General Description of the Trust and
                          Securities of the Trust

10. (a) Registered or bearer securities...            *
    (b) Cumulative or distributive
        securities........................            *

________________

*     Inapplicable, answer negative or not required.

    (c) Redemption........................  Rights of Unit Holders --
                                              Redemption
    (d) Conversion, transfer, etc.........  Rights of Unit Holders --
                                              Redemption
    (e) Periodic payment plan.............            *
    (f) Voting rights.....................            *
    (g) Notice to certificateholders......  The Trust; Rights of Unit
                                              Holders -- Reports and
                                              Records; Sponsor --
                                              Responsibility; Sponsor --
                                              Resignation; Trustee --
                                              Resignation; Amendment and
                                              Termination of the Indenture
    (h) Consents required.................  The Trust; Amendment and
                                              Termination of the Indenture
    (i) Other provisions..................  Tax Status

11. Type of securities comprising units...  Prospectus front cover; The
                                              Trust
12. Certain information regarding
      periodic payment certificates.......            *

13. (a) Load, fees, expenses, etc.........  Summary of Essential
                                              Information; Public Offering
                                              of Units -- Public Offering
                                              Price; Public Offering of
                                              Units -- Profit of Sponsor;
                                              Public Offering of Units --
                                              Volume Discount; Public
                                              Offering of Units -- Employee
                                              Discount; Exchange Option;
                                              Reinvestment Program;
                                              Expenses and Charges
    (b) Certain information regarding
          periodic payment certificates...            *
    (c) Certain percentages...............  Summary of Essential
                                              Information; Public Offering
                                              of Units -- Public Offering
                                              Price; Public Offering of
                                              Units -- Profit of Sponsor;
                                              Public Offering of Units --
                                              Volume Discount; Public
                                              Offering of Units -- Employee
                                              Discount; Exchange Option
    (d) Price differentials...............  Public Offering of Units --
                                              Employee Discount
    (e) Certain other fees, etc.
________________

*     Inapplicable, answer negative or not required.

          payable by holders..............  Rights of Unit Holders --
                                              Certificates
    (f) Certain other profits
          receivable by depositor,
          principal underwriter, trustee
          or affiliated persons...........  Rights of Unit Holders --
                                              Redemption -- Purchase by the
                                              Sponsor of Units Tendered for
                                              Redemption
    (g) Ratio of annual charges to
          income..........................            *

14. Issuance of trust's securities........  The Trust; Rights of Unit
                                              Holders -- Certificates

15. Receipt and handling of payments
    from purchasers.......................            *

16. Acquisition and disposition of
    underlying securities.................  The Trust -- Trust Formation;
                                              The Trusts -- Securities
                                              Selection; Rights of Unit
                                              Holders -- Redemption;
                                              Sponsor -- Responsibility

17. Withdrawal or redemption..............  Rights of Unit Holders --
                                              Redemption

18. (a) Receipt, custody and
          disposition of income...........  Rights of Unit Holders --
                                              Distributions; Rights of Unit
                                              Holders -- Reports and
                                              Records
    (b) Reinvestment of distributions.....  Reinvestment Program
    (c) Reserves or special funds.........  Expenses and Charges; Rights of
                                              Unit Holders -- Distributions
    (d) Schedule of distributions.........            *

19. Records, accounts and reports.........  Rights of Unit Holders --
                                              Distributions; Rights of Unit
                                              Holders -- Reports and
                                              Records

20. Certain miscellaneous provisions
      of trust agreement..................  Sponsor -- Limitations on
                                              Liability;
    (a) Amendment.........................  Sponsor -- Resignation;
________________

*     Inapplicable, answer negative or not required.

    (b) Termination.......................  Trustee -- Limitations on
                                              Liability;
    (c) and (d) Trustee, removal and
        successor.........................  Trustee -- Resignation;
    (e) and (f) Depositor, removal and
        successor.........................  Amendment and Termination of
                                              the Indenture

21. Loans to security holders.............            *

22. Limitation on liability...............  The Trust; Sponsor --
                                              Limitations on Liability;
                                              Trustee -- Limitations on
                                              Liability; Evaluator --
                                              Limitations on Liability

23. Bonding arrangements..................  Additional Information --
                                              Item A

24. Other material provisions of
      trust agreement.....................            *

                     III. Organization, Personnel and
                      Affiliated Persons of Depositor

25. Organization of depositor.............  Sponsor

26. Fees received by depositor............            *

27. Business of depositor.................  Sponsor

28. Certain information as to
      officials and affiliated
      persons of depositor................  Contents of Registration
                                              Statement -- Part II
29. Companies controlling depositor.......  Sponsor

30. Persons controlling depositor.........            *

31. Payments by depositor for certain
      services rendered to trust..........            *

32. Payments by depositor for
      certain other services rendered
      to trust............................            *

33. Remuneration of employees of
________________

*     Inapplicable, answer negative or not required.

      depositor for certain services
      rendered to trust...................            *

34. Remuneration of other persons
      for certain services rendered
      to trust............................            *

35. Distribution of trust's securities
      in states...........................  Public Offering of Units --
                                              Public Distribution

36. Suspension of sales of trust's
      securities..........................            *

37. Revocation of authority to
      distribute..........................            *

38. (a) Method of distribution............  Public Offering of Units
    (b) Underwriting agreements...........  Public Offering of Units
    (c) Selling agreements................  Public Offering of Units

39. (a) Organization of principal
          underwriter.....................  Sponsor
    (b) N.A.S.D. membership of
          principal underwriter...........  Sponsor

40. Certain fees received by
      principal underwriter...............            *

41. (a) Business of principal
          underwriter.....................  Sponsor
    (b) Branch offices of principal
          underwriter.....................  Sponsor
    (c) Salesmen of principal
          underwriter.....................            *

42. Ownership of trust's securities by
      certain persons.....................            *

43. Certain brokerage commissions
      received by principal underwriter...            *

44. (a) Method of valuation...............  Summary of Essential
                                              Information; Public Offering
                                              of Units -- Public Offering
                                              Price; Public Offering of
                                              Units -- Public Distribution;
________________

*     Inapplicable, answer negative or not required.

                                              Public Offering of Units --
                                              Secondary Markets
    (b) Schedule as to offering price.....            *
    (c) Variation in offering price
          to certain persons..............  Public Offering of Units --
                                              Public Distribution; Public
                                              Offering of Units -- Volume
                                              Discount; Public Offering of
                                              Units -- Employee Discount;
                                              Exchange Option

45. Suspension of redemption rights.......            *

46. (a) Redemption Valuation..............  Summary of Essential
                                              Information; Rights of Unit
                                              Holders -- Redemption -
                                              Computation of Redemption
                                              Price per Unit
    (b) Schedule as to redemption
          price...........................            *

47. Maintenance of position in
      underlying securities...............  Public Offering of Unit --
                                              Secondary Market; Rights of
                                              Unit Holders -- Redemption --
                                              Computation of Redemption
                                              Price per Unit; Rights of
                                              Unit Holders -- Redemption --
                                              Purchase by the Sponsor of
                                              Units Tendered for Redemption

                        IV. Information Concerning
                         the Trustee or Custodian

48. Organization and regulation
      of trustee..........................  Trustee

49. Fees and expenses of trustee..........  Expenses and Charges

50. Trustee's lien........................  Expenses and Charges -- Other
                                              Charges

                  V. Information Concerning Insurance of
                           Holders of Securities

51. Insurance of holders of trust's
      securities..........................            *
________________

*     Inapplicable, answer negative or not required.

                         VI. Policy of Registrant

52. (a) Provisions of trust agreement
          with respect to selection
          or elimination of underlying
          securities......................  Prospectus front cover; The
                                              Trust -- Trust Formation; The
                                              Trust -- Objectives and
                                              Securities Selection; Sponsor
                                              -- Responsibility
    (b) Transactions involving
          elimination of underlying
          securities......................            *
    (c) Policy regarding substitution
          or elimination of underlying
          securities......................  Sponsor -- Responsibility
    (d) Fundamental policy not other-
          wise covered....................            *

53. Tax status of trust...................  Prospectus front cover; Tax
                                              Status

                VII. Financial and Statistical Information

54. Trust's securities during last
      ten years...........................            *

55.

56. Certain information regarding
      periodic payment certificates.......            *

57.

58.

59. Financial statements
      (Instruction 1(c) to Form S-6)......  Statement of Financial
                                              Condition








________________

*     Inapplicable, answer negative or not required.

          Subject to Completion dated December 22, 1994

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

          GOVERNMENT SECURITIES EQUITY TRUST SERIES 8

                            [LOGO]


_______________________________________________________________
   The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in
Class A shares of the Prudential Equity Fund, Inc. (the
"Fund"), an open-end, diversified, registered management investment company. The objective of the Fund is long-term growth of capital. The Fund will seek to achieve this objective by investing primarily in common stocks of major, established corporations which, in the opinion of the Fund's investment adviser, are believed to be in sound financial condition and to have prospects of price appreciation greater than broadly based stock indices. The Fund may invest up to
30% of its assets in foreign securities. The Fund may also invest in derivatives, including options on stocks and stock indices and foreign currency contracts and options. There can be no assurance that the Fund or the Trust will achieve its objectives. Units of the Trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans.
_______________________________________________________________

Sponsor:


                                  Prudential Securities  [LOGO]

_______________________________________________________________
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
_______________________________________________________________

Please Read and Retain           Prospectus dated         , 1995
This Prospectus for Future
Reference.

_______________________________________________________________
This Prospectus does not contain all the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.
_______________________________________________________________

The Trust

          Government Securities Equity Trust Series 8 consists of one underlying unit investment trust (the "Trust" or "GSET" as the context requires) composed of stripped United States Treasury issued notes or bonds bearing no current interest (the "Treasury Obligations") and Class A shares ("Fund Shares") of the Prudential Equity Fund, Inc. (the "Fund"), an open-end, diversified, registered management investment company, or contracts and funds for the purchase thereof (the Treasury Obligations and the Fund Shares, collectively, the "Securities"). The Trust contains Treasury Obligations
maturing approximately               years from the Date of
Deposit and Fund Shares.

           The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in shares of the Fund. The objective of the Fund is long-term growth of capital. The Fund will seek to achieve this objective by investing primarily in common stocks of major, established corporations which, in the opinion of the Fund's investment adviser, are believed to be in sound financial condition and to have prospects of price appreciation greater than broadly based stock indices. There can be no assurance that the Fund will achieve its investment objective. The Fund may also invest in options on stocks and stock indices. The Fund's purchase and sale of put and call options and related short-term trading may result in a high portfolio turnover rate. The Fund may also buy and sell futures and options on futures, forward foreign currency exchange contracts, options on foreign currencies and futures contracts on foreign currencies and options thereon pursuant to limits described herein. These various hedging and income enhancement strategies, including the use of derivatives, are considered speculative and may result in higher risks and costs to the Fund. The Fund may invest up to 30% of its total assets in foreign securities. Investing in securities of foreign companies and countries involves certain risk considerations not typically associated with investing in securities of domestic companies. In addition, the Fund may invest up to 5% of its net assets in illiquid securities. There is, of course, no assurance that the Trust's objectives will be achieved.

          The Trust is structured to contain a sufficient amount of Treasury Obligations to insure that an investor will receive, at the maturity of such Trust, $20.00 per unit. However, an investor holding his Units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $20.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. On the Date of Deposit, the Public Offering Price, including
the sales charge, will be $       per Unit and consequently had
a Unit Holder purchased Units on such date such Unit Holder could have anticipated realizing proceeds at maturity of the Treasury Obligations greater than their initial investment of approximately $15.00 per Unit. An investor who sells his Units prior to Trust maturity may suffer a loss to the extent that the price he receives upon the sale of his Units is less than the purchase price of his Units. The price paid for a Unit may differ from that set forth herein due to changes in the value of the Securities in the portfolio subsequent to the Date of Deposit. There is no assurance that a purchaser of Units on the date of the Prospectus or subsequent to such date will receive, upon termination, the purchase price per Unit. The Fund has not been structured to generate dividends and therefore dividend distributions by the Trust are likely to be insignificant. The maximization of dividend income is not an objective of the Trust. The Trust is "concentrated" in Fund Shares, so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself.

          Subsequent to the Date of Deposit the Sponsor may, from time to time, deposit additional Treasury Obligations and Fund Shares in the Trust while maintaining the proportionate relationship between the maturity amount of the Treasury Obligations and the number of Fund Shares immediately prior to such deposit. Any additional Treasury Obligations added to the Trust will be United States Treasury notes or bonds substantially identical to those then held in the Trust.

The Fund

           The objective of the Fund is long-term growth of capital. The Fund seeks to achieve this objective by investing primarily in common stocks of major, established corporations which, in the opinion of the Fund's investment advisor, are believed to be in sound financial condition and to have prospects of price appreciation greater than broadly based stock indices. The Fund may also invest in preferred stocks and bonds, which have either attached warrants or a conversion privilege into common stocks. At times when economic conditions or general levels of common stock prices are such that the investment adviser deems it prudent to adopt a temporary defensive position by reducing or curtailing investments in common stocks, a larger proportion of the Fund's assets than usual may be invested in preferred stocks or short-term or long-term debt instruments (either convertible or non-convertible). The shares of the Fund are subject to the risks of common stock investment, and there can be no assurance that the Fund will achieve its investment objective. The Fund may invest up to 30% of its assets in foreign securities, which involve additional risks. Such investment risks include future adverse political and economic developments, possible seizure or nationalization of the company in whose securities the Fund has invested, currency risk and possible establishment of exchange controls or other foreign governmental laws that might adversely affect the payment of dividends.

           The Fund may also engage in various portfolio strategies, including derivatives, to attempt to reduce certain risks of its investments and to attempt to enhance income. These strategies include (1) the purchase and writing (i.e., sale) of put options and call options on equity securities,
(2) the purchase and sale of put and call options on indices,
(3) the purchase and sale of exchange traded stock index futures and options thereon and (4) the purchase and sale of options on foreign currencies and futures contracts on foreign currencies and options thereon. The Fund may engage in these transactions on securities or commodities exchanges or, in the case of equity, stock index and foreign currency options, also in the over-the-counter market. The Fund may also purchase and sell forward foreign currency exchange contracts. The Fund's ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations and there can be no assurance that any of these strategies will succeed. New financial products and risk management techniques continue to be developed and the Fund may use these new investments and techniques to the extent they are consistent with its investment objective and policies.

           Although the Fund will seek the objective of long-term growth of capital, there can be no assurance it will be attained. The objective of the Fund may not be changed without shareholder approval.

Investment Risks

           Investors should be aware of the risks which an investment in Units of the Trust may entail. During the life of the Trust, the value of the portfolio Securities and hence the Units will fluctuate and therefore the Public Offering Price and Redemption Price per Unit may be more or less than the price paid by the investor.

          The value of the Treasury Obligations will fluctuate inversely with changes in interest rates and the value of Fund Shares will vary as the value of the underlying portfolio securities of the Fund increases or decreases. The Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments. See "The Trust -- Stripped U.S. Treasury Obligations."

           In addition, the Fund may invest in foreign securities and derivatives. See "The Trust -- Investment
Policies and Restrictions of the Fund" and "The Trust -- Fund
Risk Factors."  FOR ADDITIONAL RISK FACTORS RELATING TO
INVESTMENT IN THE FUND, SEE PAGES B-9 TO B-22 AND B-31 OF THIS
PROSPECTUS.

          Although the Trust is structured to return to an initial Unit Holder his purchase cost of a Unit through the distribution of the Treasury Obligations' maturity value on the mandatory termination date of the Trust, an investor will have included the accrual of original issue discount on such Treasury Obligations in income for federal income tax purposes and will have paid federal income tax on such accrual. An investor holding his Units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $20.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. Similarly, an investor who sells his Units prior to Trust maturity may suffer a loss to the extent that the price he receives upon the sale of his Units is less than the purchase price of his Units.

Distributions

          Distributions, if any, of dividends, 12b-1 fee amounts received by the Trust from the Sponsor in respect of Fund Shares (net of Trust expenses), distributions of any net capital gains and net investment income received in respect of Fund Shares, and proceeds of the sale of Fund Shares not used to redeem Units will be made quarterly on or shortly after the Quarterly Distribution Date to Unit Holders of record on the Quarterly Record Date immediately preceding such Quarterly Distribution Date. No distribution will be made if the amount available for distribution is less than $2.50 per 100 Units (see "Rights of Unit Holders --Distributions"). Alternatively,

Unit Holders may have their distributions reinvested (see "Reinvestment of Trust Distributions"). Accrual of original issue discount on the Treasury Obligations will not be distributed on a current basis, although Unit Holders will be subject to income tax at ordinary income rates as if a current distribution of such amounts had been made (see "Tax Status of the Trust"). Upon termination of the Trust, the Trustee will distribute, upon surrender of Units for cancellation, to each Unit Holder, his pro rata share of such Trust's net assets including the proceeds of Fund Shares sold unless a Unit Holder elects to receive Fund Shares pursuant to an "in kind" distribution of the number of Fund Shares attributable to his Units, in the manner set forth under "Amendment and Termination of the Indenture -- Termination". Upon termination, a Unit Holder may invest the proceeds from the Treasury Obligations in Fund Shares at such shares' net asset value.

Public Offering Price

          The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering side evaluation of the underlying Treasury Obligations and the net asset value of the Fund Shares (excluding any sales charge), divided by the number of Units outstanding plus a sales charge equal to 5.25% of the Public Offering Price (5.541% of the net amount invested) per Unit. Any cash held by the Trust will be added to the Public Offering Price. After the initial public offering period, the Public Offering Price of the Units is computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of 5.25% of the Public Offering Price (5.541% of the net amount invested). Any money in the Income and Principal Accounts other than money required to redeem tendered Units will be added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least 1,667 Units (see "Public Offering of Units -- Volume Discount"). The minimum purchase is 100 Units except the minimum purchase is 25 Units in the case of Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans.

Secondary Market

           The Sponsor, although not obligated to do so, presently intends to maintain a secondary market to repurchase the Units based on the aggregate bid side evaluation of the Treasury Obligations and the net asset value of the Fund Shares. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate bid side evaluation of the Treasury Obligations and the net asset value of the Fund Shares (see "Rights of Unit Holders -- Redemption"). Market conditions may cause such prices to be greater or less than the amount paid for Units and may result in a loss to a Unit Holder upon the disposition of a Unit.

Special Risk Considerations

          An investment in Units of the Trust should be made with an understanding of the risks entailed in an investment in
(i) the stripped United States Treasury issued notes or bonds bearing no current interest (see "The Trust -- Stripped U.S. Treasury Obligations" on pages B-4 and B-5) and (ii) a mutual fund which invests in the type of securities in which the Fund invests (see "The Trust -- Investment Policies and Restrictions of the Fund" on pages B-9 through B-22 and "The Trust -- Fund Risk Factors" on page B-31). The Trust's objectives are to attempt to obtain safety of capital through investment in the stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through an investment in Fund Shares. The Trust is "concentrated" in Fund Shares so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself.
Additionally, changes in the price of the Treasury Obligations and changes in the net asset value of the Fund Shares will affect the price of the Trust's Units.

          California Investors Only -- Sales to individuals in California are restricted to persons who have (i) annual income of at least $30,000 and a net worth of at least $30,000, exclusive of home, home furnishings and automobiles or (ii) net worth of at least $75,000, exclusive of home, home furnishings and automobiles.

            Portfolio Summary as of Date of Deposit

          $           face amount of Treasury Obligations
maturing on           , 200_ and         Fund Shares were held
in the Trust on the Date of Deposit.  The Treasury Obligations
and the Fund Shares represented   % and   %, respectively, of
the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of Fund Shares on the Date of Deposit.

                   SUMMARY OF ESSENTIAL INFORMATION

              GOVERNMENT SECURITIES EQUITY TRUST SERIES 8
                          As of         , 1995+


AGGREGATE MATURITY VALUE OF TREASURY OBLIGATIONS
  INITIALLY DEPOSITED..................................  $
AGGREGATE NUMBER OF FUND SHARES INITIALLY
  DEPOSITED............................................
INITIAL NUMBER OF UNITS................................
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT.............................   1/     th
PUBLIC OFFERING PRICE
  Aggregate offering side evaluation of Treasury
  Obligations in the Trust.............................  $
  Aggregate value of Fund Shares++.....................
  Total................................................

  Divided by             Units.........................
  Plus sales charge of 5.25% of Public Offering
  Price (5.541% of net amount invested)*...............
  Public Offering Price per Unit+++....................

REDEMPTION AND SPONSOR'S REPURCHASE PRICE PER UNIT
  (based on bid side evaluation of underlying
  Treasury Obligations and net asset value of the
  Fund Shares,++ $       less than Public Offering
  Price per Unit)......................................   $
QUARTERLY RECORD DATES:           1,     1,
  1,          1.
QUARTERLY DISTRIBUTION DATES:           15,
  15,        15,          15.
TRUSTEE'S ANNUAL FEE** (including estimated
  expenses and Evaluator's fee) $     per 100
  Units outstanding.
EVALUATOR'S FEE FOR EACH EVALUATION OF TREASURY
  OBLIGATIONS:  $5.00
EVALUATION TIME: 4:00 P.M. New York Time (i.e.
  the close of regular trading on the New York
  Stock Exchange)
MANDATORY TERMINATION DATE:              , 200
MINIMUM VALUE OF TRUST: The Trust may be terminated if the value of Trust assets at any time is less than 40% of the aggregate maturity values of Treasury Obligations calculated after the most recent deposit of Treasury Obligations.

___________

+ The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.

++ Calculated by multiplying aggregate number of Fund Shares by the current net asset value per share (excluding any sales load on the Fund Shares).

+++ This Public Offering Price is computed as of the Date of Deposit and may vary from the Public Offering Price on the date of this Prospectus or any subsequent date.

 *   Certain transactions are entitled to a reduced sales charge.
     (See "Public Offering of Units -- Volume Discount.")

**   Based on Trust size of 1,000,000 or fewer Units.

__________

      For an explanation of the management fees paid by the Fund
     (as of December 31, 1993, 0.47% of Fund average net assets), see pages B-25 to B-27.

                 INDEPENDENT AUDITORS' REPORT


TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE GOVERNMENT SECURITIES EQUITY TRUST SERIES 8

           We have audited the Statement of Financial Condition and Schedule of Portfolio Securities of the Government
Securities Equity Trust Series 8 as of         , 1995.  These
financial statements are the responsibility of the Trustee and Sponsor (see note (d) to the statement of financial condition). Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition
and Schedule of Portfolio Securities as of         , 1995, by
correspondence with United States Trust Company of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Securities Equity Trust Series 8 as of
        , 1995, in conformity with generally accepted accounting principles.

New York, N.Y.
        , 1995

               STATEMENT OF FINANCIAL CONDITION
          GOVERNMENT SECURITIES EQUITY TRUST SERIES 8
              As of Date of Deposit,         , 1995

                        TRUST PROPERTY

Sponsor's Contracts to Purchase underlying
  Securities backed by an irrevocable
  letter of credit(a)..........................  $

                   INTEREST OF UNIT HOLDERS

Units of fractional undivided interest
  outstanding:
     Cost to investors(b)......................  $
     Gross underwriting commission(c)..........  ____________
       Total...................................  $

          (a)  The aggregate value of the Securities
represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on
Mellon Bank, N.A. in the amount of $            has been
deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.

          (b) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units --
Public Offering Price."

          (c) The aggregate sales charge of 5.25% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units -- Public Offering
Price."

          (d) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Evaluator determines the price for each underlying Treasury Obligation included in the Trust's Schedule of Portfolio Securities on the basis set forth in "Public Offering of Units -- Public Offering Price." Under the Securities Act of 1933, as amended (the "Act"), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the

Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.

               SCHEDULE OF PORTFOLIO SECURITIES

          GOVERNMENT SECURITIES EQUITY TRUST SERIES 8
               On Date of Deposit,         , 1995


          Name of
          Issuer and                               Cost of
Title of Securities Represented by                Securities
____Contracts to Purchase (1)_____                to Trust(2)

$              Maturity Amount of
Stripped United States Treasury
Obligations maturing on            ,
200 ...........................................   $

      Class A shares of the Prudential
Equity Fund, Inc. ($      per Fund
Share).........................................   ____________

                                                 $____________

__________________

          (1) The Treasury Obligations have been purchased at a discount from their maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount.

          Shares in the Fund have been valued at their net asset value as of the Evaluation Time on the Date of Deposit.
The Fund's investment manager is Prudential Mutual Fund
Management, Inc.

           All Securities are represented by contracts to purchase such Securities. The Securities are represented by regular way contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered
into by the Sponsor on         , 1995.

          (2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering of Units -- Public Offering Price" herein. The offering side evaluation is greater than the current bid evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see: "Rights of

Unit Holders -- Redemption -- Computation of Redemption Price per Unit" ). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on
the Date of Deposit was $          (which is $       lower than
the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The Profit to Sponsor
on deposit totals $       .

              GOVERNMENT SECURITIES EQUITY TRUST
                           SERIES 8

                           THE TRUST

           The Government Securities Equity Trust Series 8 (the "Trust" or "GSET" as the context requires) was created under the laws of the State of New York, pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement dated the Date of Deposit (collectively, the "Indenture")1 among Prudential Securities Incorporated (the "Sponsor" or "Prudential Securities"), United States Trust Company of New York (the "Trustee") and Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America.

           The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest (the "Treasury Obligations") and to attempt to provide for capital appreciation through investment in Class A shares ("Fund Shares") of Prudential Equity Fund, Inc. (the "Fund"), an open-end, diversified, registered management investment company (the Treasury Obligations and Fund Shares hereinafter, collectively, referred to as "Securities"). The Fund's investment objective is long-term growth of capital. The Fund seeks to achieve this objective by investing primarily in common stocks of major, established corporations which, in the opinion of the Fund's investment adviser, are believed to be in sound financial condition and to have prospects of price appreciation greater than broadly based stock indices. The Fund may also invest in preferred stocks and bonds, which have either attached warrants or a conversion privilege into common stocks and in options on stocks and stock indices. The Fund may invest up to 30% of its assets in foreign securities. There is of course no assurance that the Trust's or the Fund's objectives will be achieved.

Trust Formation

          On the Date of Deposit, the Sponsor deposited with the Trustee the underlying Securities or confirmations of contracts for the purchase of such Securities at prices equal to the evaluation of the Treasury Obligations on the offering side of the market on the Date of Deposit as determined by the
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

Evaluator and the net asset value of the Fund Shares (see "Schedule of Portfolio Securities"). The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of the Trust. Through this Prospectus, the Sponsor is offering the Units for sale to the Public. The holders of Units (the "Unit Holder" or "Unit Holders" as the context requires) will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Treasury Obligations as determined by the Evaluator and the net asset value of the Fund Shares (the "Redemption Price"), if the Units cannot be sold in the secondary market which the Sponsor, although not obligated to, presently intends to maintain. The Trust has a mandatory termination date set forth under "Summary of Essential Information," but may be terminated prior thereto upon the occurrence of certain events (see "Amendment and Termination of the Indenture -- Termination"), including a reduction in the value of the Trust below the value set forth under "Summary of Essential Information."

          With the deposit of the Securities in the Trust on the Date of Deposit, the Sponsor established a percentage relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in the Portfolio. Subsequent to the initial deposit of Securities on the Date of Deposit, the Sponsor may, but is not obligated to, deposit additional Securities (including contracts together with an irrevocable letter of credit for the purchase thereof) in the Trust, to receive in exchange therefor additional Units and to offer such Units to the public by means of this Prospectus. A subsequent deposit by the Sponsor of Treasury Obligations and Fund Shares will maintain the proportionate relationship between the maturity amount of Treasury Obligations and the number of Fund Shares immediately prior to such deposit; the deposited Treasury Obligations will be substantially identical to those held in the Trust immediately prior to the subsequent deposit. Each Unit owned by each Unit Holder will represent the same proportionate interest in the Trust. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.

          On the Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential

Information." The Trust Portfolio has been structured so that a Unit Holder will receive, at the Mandatory Termination Date of the Trust, an amount per Unit at least equal to $20.00 even if the value of the Fund Shares were to decline to zero. Of course, whether or not a Unit Holder makes a profit or suffers a loss depends on whether his purchase price was less than or exceeded $20.00 per Unit. A Unit Holder selling his Units prior to the Mandatory Termination Date may suffer a loss to the extent the sale price of his Units is less than the purchase price. Because certain of the Securities from time to time may be sold under circumstances described herein and because additional Securities may be deposited into the Trust from time to time, the Trust is not expected to retain its present size and composition. If any Units are redeemed by the Trustee, the number of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.

          Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that such price is set. If Units are not available or are insufficient to fill the order (e.g., if demand for Units exceeds the Units available for sale and the Sponsor is not yet able to create additional Units) the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit Treasury Obligations of the required type and/or Fund Shares in amounts sufficient to maintain the proportionate relationship between maturity values of Treasury Obligations and numbers of Fund Shares of the Fund required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor will be deemed to place a new order for that number of Units each day until that order is accepted.
The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

          On the Date of Deposit the Trust consisted of the Securities listed under "Schedule of Portfolio Securities" or contracts to acquire such Securities together with a letter of credit to provide the amount necessary to complete the purchase of such Securities. Neither the Sponsor nor any affiliate of the Sponsor will be liable in any way for any default, failure or defect in any Securities.

Securities Selection

          In selecting Treasury Obligations for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the prices and yields of such securities and
(ii) the maturities of such securities. In selecting the Fund Shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the historical performance of the Fund and (ii) the nature of the underlying Fund portfolio.

          The Trust consists of such of the Securities listed under "Schedule of Portfolio Securities" herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units and undistributed cash receipts from the Fund and proceeds realized from the disposition of Securities.

Stripped U.S. Treasury Obligations

          The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.

          U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status of the Trust").

          The following disclosure concerning the Fund and its affiliates has been provided by Prudential Mutual Fund Management, Inc. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information.

Prudential Equity Fund, Inc.

           The portfolio of the Trust also contains Class A shares (the "Fund Shares") of Prudential Equity Fund, Inc. (the
"Fund"). On June 30, 1994, the net assets of the Fund were approximately $2,056,530,000. The manager of the Fund is Prudential Mutual Fund Management, Inc. ("PMF"). The subadviser to the Fund is The Prudential Investment Corporation
("PIC"), generally referred to throughout this prospectus as the Fund's investment adviser.

           The investment objective of the Fund is long-term growth of capital. Providing current income is not an objective of the Fund. Any income produced is expected to be minimal. An investor should not consider a purchase of Fund
Shares as equivalent to a complete investment program.

           The State Street Bank and Trust Company (the
"Custodian") is the custodian of the Fund's assets.  Prudential
Mutual Fund Services, Inc. (the "Transfer and Dividend
Disbursing Agent") serves as the Fund's dividend disbursing and transfer agent. The Fund's prospectus is available upon request to persons interested in purchasing Units of the Trust.

General Information Regarding the Fund

           The Fund intends normally to pay semi-annual dividends representing substantially all of its net investment income (which includes, among other items, dividends and interest), if any, and to distribute at least annually any net realized capital gains. By so doing and meeting certain diversification of assets and other requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the Fund intends to qualify annually as a regulated investment company under the Code. The status of the Fund as a regulated investment company does not involve government supervision of management or of its investment practices or policies. As a regulated investment company, the Fund generally will be relieved of liability for United States Federal income tax on that portion of its net investment income and net realized capital gains which it distributes to its Fund shareholders. Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent application of the excise tax, the Fund intends to make distributions in accordance with the calendar year distribution requirement. Any dividend or distribution by the Fund has the effect of reducing the net asset value per share on the ex-dividend date by the amount of the dividend or distribution (see "Net Asset Value of the Fund Shares").

                                         FINANCIAL HIGHLIGHTS
                      (for a share outstanding throughout the periods indicated)

          The following financial highlights (with the exception of those for the six months ended
June 30, 1994) have been audited by Price Waterhouse LLP, independent accountants, whose report was unqualified.  The following financial highlights contain selected data for a Class A share of common stock, total return, ratios to average net assets and other supplemental data for the periods indicated.  The information is based on data contained in the financial statements.
                                                                             January 22,
                                                                             1990}
                                    Six Months                               through
                                    ended           Year ended December 31,  December 31,
                                    June 30, 1994   1993     1992     1991   1990
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.....$13.80    $12.07    $11.39   $9.84  $11.25}}

Income from investment operations
  Net investment income.................. 0.11     0.23       0.24     0.27    .31
  Net realized and unrealized gain (loss)
     on investment transactions......... (0.43)    2.42       1.30     2.09    (.15)}}
  Total from investment operations.......(0.32)    2.65       1.54     2.36    .16}}

Less distributions
  Dividends from net investment income...--        (.22)      (.23)    (.24)   (.35)
  Distributions from net realized
      capital gains......................--        (.70)      (.63)    (.57)   (1.22)
    Total distributions.................._____     (.92)      (.86)    (.81)   (1.57)
Net asset value, end of period...........$13.48    $13.80     $12.07   $11.39  $9.84

Total Return#:...........................(2.32%)   22.14%     13.65%   24.55%  .29%}}

                                                 B-7
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)..........$242,796  $232,535  $136,834  $82,845 $30,264
Average net assets (000).................$242,970  $190,778  $111,489  $57,845 $27,371
Ratios to average net assets:
     Expenses, including distribution
        fees..............................41%      .91%      .94%       .97     1.01%*
     Expenses, excluding distribution
        fees.............................  .66%    .71%      .74%      .77%     .84%*
     Net investment income............... 1.64%    1.71%     1.91%     2.36%    2.86%*
Portfolio turnover....................... 5%       21%       22%       19%       76%

________________________________
*  Annualized.
}  Commencement of offering of Class A shares.
}} Restated.
# Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

Investment Policies and Restrictions of the Fund

           The Fund's investment objective is long-term growth of capital. The Fund will seek to achieve this objective by investing primarily in common stocks of major, established corporations which, in the opinion of the Fund's investment adviser, are believed to be in sound financial condition and have prospects of price appreciation greater than broadly based stock indices. The Fund may also invest in preferred stocks and bonds, which have either attached warrants or a conversion privilege into common stocks. At times when economic conditions or general levels of common stock prices are such that the investment adviser deems it prudent to adopt a defensive position by reducing or curtailing investments in common stocks, a larger proportion of the Fund's assets than usual may be invested in preferred stocks or short-term or long-term debt instruments (either convertible or non-conver-tible). The shares of the Fund are subject to the risks of common stock investment, and there can be no assurance that the Fund will achieve its investment objective. The Fund may invest up to 30% of its assets in foreign securities, which may involve additional risks. Such investment risks include future adverse political and economic developments, possible seizure or nationalization of the company in whose securities the Fund has invested and possible establishment of exchange controls or other foreign governmental laws that might adversely affect the payment of dividends.

Hedging and Income Enhancement Strategies

          The Fund may also engage in various portfolio strategies, including derivatives, to reduce certain risks of its investments and to attempt to enhance income. These strategies include (1) the purchase and writing (i.e., sale) of put options and call options on equity securities, (2) the purchase and sale of put and call options on indices, (3) the purchase and sale of exchange traded stock index futures and options thereon and (4) the purchase and sale of options on foreign currencies and futures contracts on foreign currencies and options thereon. The Fund may engage in these transactions on securities or commodities exchanges or, in the case of equity, stock index and foreign currency options, also in the over-the-counter market. The Fund may also purchase and sell forward foreign currency exchange contracts. The Fund's ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations and there can be no assurance that any of these strategies will succeed. New financial products and risk management techniques continue to be developed and the Fund may use these new investments and techniques to the extent they are consistent with its investment objective and policies.

Options Transactions

          Options on Equity Securities. The Fund intends to purchase and write (i.e., sell) put and call options on equity securities that are traded on securities exchanges, on NASDAQ (NASDAQ options) or in the over-the-counter market. A call option is a short-term contract (having a duration of nine months or less) pursuant to which the purchaser, in return for a premium paid, has the right to buy the security underlying the option at a specified exercise price at any time during the term of the option or, in the case of a European-style option, at the expiration of the option. The writer of the call option receives a premium and has the obligation, if the option is exercised, to deliver the underlying security against payment of the exercise price. A put option is a similar contract which gives the purchaser, who pays a premium, the right to sell the underlying security at a specified price during the term of the option. The writer of the put, who receives the premium, has the obligation to buy the underlying security upon exercise at the exercise price. The Fund will purchase put options only when its investment adviser perceives significant short-term risk, but substantial long-term appreciation, in the underlying security.

          The Fund will write call options only if they are covered. A call option is covered if the Fund holds on a share-for-share basis a call on the same security as the call written by the Fund where the exercise price of the call held is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the difference is maintained by the Fund in cash, Treasury bills or other high grade short-term obligations in a segregated account with its custodian. The premium paid by the purchaser of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand and interest rates.

           If the writer of an option wishes to terminate the obligation, he or she may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be cancelled by the clearing corporation. However, a writer may not effect a closing purchase transaction after he or she has been notified of the exercise of an option. Similarly, an investor who is the holder of an option may liquidate his or her position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected. To secure the obligation to deliver the underlying security in the case of a call option, the writer of an exchange-traded option or a NASDAQ option is required to pledge for the benefit of the broker the underlying security or other assets in accordance with the rules of The Options Clearing Corporation ("OCC"), an institution created to interpose itself between buyers and sellers of options. Technically, the OCC assumes the other side of every purchase and sale transaction on an exchange and, by doing so, guarantees the transaction.

          In the case of OTC options, it is not possible to effect a closing transaction in the same manner as exchange-traded options because a clearing corporation is not interposed between the buyer and seller of the option. In order to terminate the obligation represented by an OTC option, the Fund would need to agree to the termination of the obligation represented by an OTC option with the counterparty thereto.
Any such cancellation, if agreed to, may require the Fund to pay a premium to the counterparty. Alternatively, the Fund could write an OTC put option in effect to close its position on an OTC call option or write a call option to close its position on an OTC put option. However, the Fund would remain exposed to each counterparty's credit risk on the call or put option until such option is exercised or expires. There is no guarantee that the Fund will be able to write put or call options, as the case may be, that will effectively close an existing position.

          The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

          The Fund may also purchase a "protective put," i.e., a put option acquired for the purpose of protecting a portfolio security from a decline in market value. In exchange for the premium paid for the put option, the Fund acquires the right to sell the underlying security at the exercise price of the put regardless of the extent to which the underlying security declines in value. The loss to the Fund is limited to the premium paid for, and transaction costs in connection with, the put plus the initial excess, if any, of the market price of the underlying security over the exercise price. However, if the market price of the security underlying the put rises, the profit the Fund realizes on the sale of the security will be reduced by the premium paid for the put option less any amount (net of transaction costs) for which the put may be sold. Similar principles apply to the purchase of puts on stock indices, as described below.

           Options on Stock Indices. The Fund may also purchase and write (i.e., sell) put and call options on stock indices traded on securities exchanges, on NASDAQ or in the over-the-counter market. Options on stock indices are similar to options on stock except that, rather than the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

          The multiplier for an index option performs a function similar to the unit of trading for a stock option. It determines the total dollar value per contract of each point in the difference between the exercise price of an option and the current level of the underlying index. A multiplier of 100 means that a one-point difference will yield $100. Options on different indices may have different multipliers.

          Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Fund will realize a gain or loss on the purchase or sale of an option on an index depends upon movements in the level of stock prices in the stock market generally or in an industry or market segment rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on indices would be subject to the investment adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual stocks. The Fund's investment adviser currently uses these techniques in conjunction with the management of other mutual funds.

          Because exercises of index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific stocks, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. In addition, unless the Fund has other liquid assets which are sufficient to satisfy the exercise of a call, the Fund would be required to liquidate portfolio securities or borrow in order to satisfy the exercise.

          The Fund's successful use of options on indices depends upon the investment adviser's ability to predict the direction of the market and is subject to various additional risks. The correlation between movements in the index and the price of the securities being written against is imperfect and the risk from imperfect correlation increases as the composition of the Fund's portfolio diverges from the composition of the relevant index. Accordingly, a decrease in the value of the securities being written against may not be wholly offset by a gain on the exercise of a stock index put option held by the Fund. Likewise, if a stock index call option written by the Fund is exercised, the Fund may incur a loss on the transaction which is not offset, wholly or in part, by an increase in the value of the securities being written against, which securities may, depending on market circumstances, decline in value.

           Option Position Limits. Transactions by the Fund in options on securities and on stock indices will be subject to limitations, if any, established by each of the exchanges, boards of trade or other trading facilities (including NASDAQ) governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Fund's investment adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

          Options on Foreign Currencies. The Fund is permitted to purchase and write put and call options on foreign currencies and on futures contracts on foreign currencies traded on securities exchanges or boards of trade (foreign and domestic) for hedging purposes in a manner similar to that in which forward foreign currency exchange contracts and futures contracts on foreign currencies will be employed. Options on foreign currencies and on futures contracts on foreign currencies are similar to options on stock, except that the Fund has the right to take or make delivery of a specified amount of foreign currency, rather than stock.

          The Fund may purchase and write options to hedge the Fund's portfolio securities denominated in foreign currencies. If there is a decline in the dollar value of a foreign currency in which the Fund's portfolio securities are denominated, the dollar value of such securities will decline even though the foreign currency value remains the same. To hedge against the decline of the foreign currency, the Fund may purchase put options on futures contracts on such foreign currency. If the value of the foreign currency declines, the gain realized on the put option would offset, in whole or in part, the adverse effect such decline would have on the value of the portfolio securities. Alternatively, the Fund may write a call option on a futures contract on the foreign currency. If the value of the foreign currency declines, the option would not be exercised and the decline in the value of the portfolio securities denominated in such foreign currency would be offset in part by the premium the Fund received for the option.

          If, on the other hand, the investment adviser anticipates purchasing a foreign security and also anticipates a rise in the value of such foreign currency (thereby increasing the cost of such security), the Fund may purchase call options on the foreign currency. The purchase of such options could offset, at least partially, the effects of the adverse movements of the exchange rates. Alternatively, the Fund could write a put option on the currency and, if the exchange rates move as anticipated, the option would expire unexercised.

Forward Foreign Currency Exchange Contracts

          The Fund may enter into forward foreign currency exchange contracts to protect the value of its portfolio against future changes in the level of currency exchange rates. A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract. These contracts are traded in the interbank market conducted directly between currency traders (typically large commercial banks) and their customers. A forward contract generally has no deposit requirements, and no commissions are charged for such trades.

          The Fund may not use forward contracts to generate income, although the use of such contracts may incidentally generate income. There is no limitation on the value of forward contracts into which the Fund may enter. However, the Fund's dealings in forward contracts will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of a forward contract with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities and accruals of interest or dividends receivable and Fund expenses. Position hedging is the sale of a foreign currency with respect to portfolio security positions denominated or quoted in that currency. The Fund will not speculate in forward contracts. The Fund may not position hedge with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of a forward contract) of securities held in its portfolio denominated or quoted in, or currently convertible into, such currency.

          When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when the Fund anticipates the receipt in a foreign currency of dividends or interest payments on a security which it holds, the Fund may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward contract for a fixed amount of dollars for the purchase or sale of the amount of foreign currency involved in the underlying transaction, the Fund will be able to protect itself against possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received. Additionally, when the investment adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, the Fund may enter into a forward contract, for a fixed amount of dollars, to sell the amount of foreign currency approximating the value of some or all of the portfolio securities of the Fund denominated in such foreign currency. Requirements under the Code for qualification as a regulated investment company may limit the Fund's ability to engage in transactions in forward contracts.

          Futures Transactions

          Stock Index Futures. The Fund may use stock index futures traded on a commodities exchange or board of trade for hedging, income enhancement and risk reduction purposes.

          A stock index futures contract is an agreement in which the writer (or seller) of the contract agrees to deliver to the buyer an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made. When the futures contract is entered into, each party deposits with a broker or in a segregated custodial account approximately 5% of the contract amount, called the "initial margin." Subsequent payments to and from the broker, called "variation margin," will be made on a daily basis as the price of the underlying stock index fluctuates, making the long and short positions in the futures contracts more or less valuable, a process known as "marked to market."

          Options on Stock Index Futures. The Fund may also purchase and write options on stock index futures for hedging, income enhancement and risk reduction purposes. In the case of options on stock index futures, the holder of the option pays a premium and receives the right, upon exercise of the option at a specified price during the option period, to assume a position in a stock index futures contract (a long position if the option is a call and a short position if the option is a put). If the option is exercised by the holder before the last trading day during the option period, the option writer delivers the futures position, as well as any balance in the writer's futures margin account, which represents the amount by which the market price of the stock index futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the stock index future. If it is exercised on the last trading day, the option writer delivers to the option holder cash in an amount equal to the difference between the option exercise price and the closing level of the relevant index on the date the option expires.

          Futures Contracts on Foreign Currencies. The Fund is permitted to buy and sell futures contracts on foreign currencies (futures contracts) such as the European Currency Unit and purchase and write options thereon for hedging and risk reduction purposes. A European Currency Unit is a basket of specified amounts of the currencies of certain member states of the European Economic Community, a Western European economic cooperative organization including, inter alia, France, Germany, The Netherlands and the United Kingdom. The Fund will engage in transactions in only those futures contracts and options thereon that are traded on a commodities exchange or a board of trade. A "sale" of a futures contract on foreign currency means the assumption of a contractual obligation to deliver the specified amount of foreign currency at a specified price in a specified future month. A "purchase" of a futures contract means the assumption of a contractual obligation to acquire the currency called for by the contract at a specified price in a specified future month. At the time a futures contract is purchased or sold, the Fund must allocate cash or securities as a deposit payment (initial margin). Thereafter, the futures contract is valued daily and the payment of "variation margin" may be required, resulting in the Fund's paying or receiving cash that reflects any decline or increase, respectively, in the contract's value, a process known as "marked to market."

           Limitations on Purchases and Sales of Futures Contracts and Options Thereon. Under the regulations of the Commodity Exchange Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act") is excluded from the definition of "commodity pool operator," subject to compliance with certain conditions. The exemption is conditioned upon the Fund's purchasing and selling futures contracts and options thereon for bona fide hedging transactions, except that the Fund may purchase and sell futures contracts and options thereon for any other purpose to the extent that the aggregate initial margin and option premiums do not exceed 5% of the liquidation value of the Fund's total assets. The Fund intends to engage in futures transactions and options thereon in accordance with the regulations of the Commodity Futures Trading Commission. The Fund intends to purchase and sell stock index futures and options thereon as a hedge against changes, resulting from market conditions, in the value of securities which are held in the Fund's portfolio or which the Fund intends to purchase.
The Fund intends to purchase and sell futures contracts on foreign currencies and options thereon as a hedge against changes in the value of the currencies to which the Fund is subject or to which the Fund expects to be subject in connection with future purchases. The Fund also intends to purchase and sell stock index futures and options thereon and futures contracts on foreign currencies and options thereon when they are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund. The Fund also intends to purchase and sell stock index futures and options thereon for income enhancement.

          The Fund's successful use of futures contracts and options thereon depends upon the investment adviser's ability to predict the direction of the market and is subject to various additional risks. The correlation between movements in the price of a futures contract and the price of the securities being hedged is imperfect and there is a risk that the value of the securities being hedged may increase or decrease at a greater rate than the related futures contract, resulting in losses to the Fund. The use of these instruments will hedge only the currency risks associated with investments in foreign securities, not market risks. Certain futures exchanges or boards of trade have established daily limits on the amount that the price of a futures contract or option thereon may vary, either up or down, from the previous day's settlement price. These daily limits may restrict the Fund's ability to purchase or sell certain futures contracts or options thereon on any particular day. In addition, if the Fund purchases futures to hedge against market advances before it can invest in common stock in an advantageous manner and the market declines, the Fund might create a loss on the futures contract. In addition, the ability of the Fund to close out a futures position or an option depends on a liquid secondary market. There is no assurance that liquid secondary markets will exist for any particular futures contract or option thereon at any particular time.

          The Fund's ability to enter into futures contracts and options thereon may also be limited by the requirements of the Code for qualification as a regulated investment company.

          Risks of Hedging and Income Enhancement Strategies

          Participation in the options or futures market and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the investment adviser's prediction of movements in the direction of the securities, foreign currency and interest rate markets is inaccurate, the adverse consequences to the Fund may leave the Fund in a worse position than if such strategies were not used. Risks inherent in the use of options, foreign currency and futures contracts and options on futures contracts include (1) dependence on the investment adviser's ability to predict correctly movements in the direction of interest rates, securities prices and currency markets; (2) imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities or currencies being hedged; (3) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument at any time; (5) the possible need to defer closing out certain hedged positions to avoid adverse tax consequences; and (6) the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a portfolio security at a disadvantageous time, due to the need for the Fund to maintain "cover" or to segregate securities in connection with hedging transactions.

Other Investments and Policies

          Foreign Investments

          The Fund may invest up to 30% of its total assets in securities of foreign issuers. Investing in securities of foreign companies and countries involves certain considerations and risks which are not typically associated with investing in securities of domestic companies. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign securities exchanges, brokers and public companies than exists in the United States. Dividends and interest paid by foreign issuers may be subject to withholding and other foreign taxes which may decrease the net return on such investments as compared to dividends and interest paid to the Fund by domestic companies. There may be the possibility of expropriations, confiscatory taxation, political, economic or social instability or diplomatic developments which could affect assets of the Fund held in foreign countries. In addition, a portfolio of foreign securities may be adversely affected by fluctuations in the relative rates of exchange between the currencies of different nations and by exchange control regulations.

          There may be less publicly available information about foreign companies and governments compared to reports and ratings published about U.S. companies. Foreign securities markets have substantially less volume than, for example, the New York Stock Exchange and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Brokerage commissions and other transaction costs of foreign securities exchanges are generally higher than in the United States.

          Repurchase Agreements

           The Fund may on occasion enter into repurchase agreements, whereby the seller of a security agrees to repurchase that security from the Fund at a mutually agreed-upon time and price. The repurchase date is usually quite short, possibly overnight or a few days, although it may extend over a number of months. The resale price is in excess of the purchase price, reflecting an agreed-upon rate of return effective for the period of time the Fund's money is invested in the repurchase agreement. The Fund's repurchase agreements will at all times be fully collateralized in an amount at least equal to the purchase price, including accrued interest earned on the underlying securities. The instruments held as collateral are valued daily, and if the value of the instruments declines, the Fund will require additional collateral in order to maintain its fully collateralized position. If the seller defaults and the value of the collateral securing the repurchase agreement declines, the Fund may incur a loss. The Fund participates in a joint repurchase account with other investment companies managed by PMF pursuant to an order of the Securities and Exchange Commission (SEC).

          When-Issued and Delayed Delivery Securities

           The Fund may purchase or sell securities on a when-issued or delayed delivery basis. When-issued or delayed delivery transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place as much as a month or more in the future in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. The Fund's Custodian will maintain, in a segregated account of the Fund, cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal to or greater than the Fund's purchase commitments; the Custodian will likewise segregate securities sold on a delayed delivery basis. The securities so purchased are subject to market fluctuation and no interest accrues to the purchaser during the period between purchase and settlement. At the time of delivery of the securities the value may be more or less than the purchase price and an increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's net asset value.

          Borrowing and Securities Lending

          The Fund may borrow an amount equal to no more than 20% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. The Fund may pledge up to 20% of its total assets to secure these borrowings.

          The Fund does not presently intend to lend securities, except to the extent that the entry into repurchase agreements may be considered securities lending.

          Short Sales Against-the-Box

           The Fund may make short sales of securities or maintain a short position, provided that at all times when a short position is open the Fund owns an equal amount of such securities or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short (a short sale "against-the-box"), and that not more than 25% of the Fund's net assets (determined at the time of the short sale) may be subject to such sales. Short sales will be made primarily to defer realization of gain or loss for federal tax purposes; a gain or loss in the Fund's long position will be offset by a gain or loss in its short position. The Fund does not intend to have more than 5% of its net assets (determined at the time of the short sale) subject to short sales against-the-box.

          Illiquid Securities

           The Fund may invest up to 5% of its net assets in illiquid securities including repurchase agreements which have a maturity of longer than seven days, securities with legal or contractual restrictions on resale (restricted securities) and securities that are not readily marketable. Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended, and privately placed commercial paper that have a readily available market are not considered illiquid for purposes of this limitation. The investment adviser will monitor the liquidity of such restricted securities under the supervision of the Fund's Board of Directors. Repurchase agreements subject to demand are deemed to have a maturity equal to the applicable notice period.

          The staff of the SEC has taken the position that purchased over-the-counter options and the assets used as "cover" for written over-the-counter options are illiquid securities unless the Fund and the counterparty have provided for the Fund, at the Fund's option, to unwind the OTC option. The exercise of such an option ordinarily would involve the payment by the Fund of an amount designed to reflect the counterparty's economic loss from an early termination, but does not allow the Fund to treat the assets used as "cover" as "liquid."

          Investment Restrictions. The following restrictions are fundamental policies. Fundamental policies are those which cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities" means the lesser of (1) 67% of the Fund's shares represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy, or (2) more than 50% of the Fund's outstanding shares.

          The Fund may not:

          1. Purchase any security (other than obligations of the U.S. Government, its agencies or instrumentalities) if as a result with respect to 75% of the Fund's total assets, more than 5% of the Fund's total assets (taken at current value) would then be invested in securities of a single issuer.

          2. Make short sales of securities except short sales against-the-box (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions).

          3.   Concentrate its investments in any one industry
(no more than 25% of the Fund's total assets will be invested in any one industry).

          4. Issue senior securities, borrow money or pledge its assets, except that the Fund may borrow up to 20% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. The Fund may pledge up to 20% of the value of its total assets to secure such borrowings. For the purpose of this restriction, obligations of the Fund to Directors pursuant to deferred compensation arrangements, the purchase or sale of securities on a when-issued or delayed delivery basis, the purchase and sale of options, futures contracts and forward foreign currency exchange contracts and collateral arrangements with respect to the purchase and sale of options, futures contracts, options on futures contracts and forward foreign currency exchange contracts are not deemed to be the issuance of a senior security or a pledge of assets.

          5. Purchase any security if as a result the Fund would then hold more than 10% of the outstanding voting securities of any one issuer.

          6. Purchase any security if as a result the Fund would then have more than 5% of its total assets (taken at current value) invested in securities of companies (including predecessors) less than three years old.

          7. Buy or sell commodities or commodity contracts or real estate or interests in real estate except that the Fund may purchase and sell stock index futures contracts, options thereon and forward foreign currency exchange contracts and securities which are secured by real estate and securities of companies which invest or deal in real estate.

           8. Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws.

          9. Make investments for the purpose of exercising control or management.

          10. Invest in securities of other investment companies, except by purchases in the open market involving only customary brokerage commissions and as a result of which not more than 10% of its total assets (taken at current value) would be invested in such securities, or except as part of a merger, consolidation or other acquisition.

          11. Invest in interests in oil, gas or other mineral exploration or development programs, although it may invest in the common stock of companies which invest in or sponsor such programs.

          12. Make loans, except through (i) repurchase agreements and (ii) loans of portfolio securities (such loans being limited to 10% of the Fund's total assets). (The purchase of a portion of an issue of securities distributed publicly, whether or not the purchase is made on the original issuance, is not considered the making of a loan.)

          In order to comply with certain state "blue sky" restrictions, the Fund will not as a matter of operating policy:

          1.   Invest in oil, gas and mineral leases.

          2. Purchase warrants if as a result the Fund would then have more than 5% of its net assets (determined at the time of investment) invested in warrants. Warrants will be valued at the lower of cost or market and investments in warrants which are not listed on the New York Stock Exchange or

American Stock Exchange will be limited to 2% of the Fund's net assets (determined at the time of investment). For the purpose of this limitation, warrants acquired in units or attached to securities are deemed to be without value.

           3. Invest in securities of any issuer if, to the knowledge of the Fund, any officer or Director of the Fund or PMF or subadviser owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

          4. Invest in securities of companies having a record, together with predecessors, of less than three years of continuous operation, or securities of issuers which are restricted as to disposition, if more than 15% of its total assets would be invested in such securities. This restriction shall not apply to mortgage-backed securities, asset-backed securities or obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          5. Invest more than 5% of its total assets in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years, and in equity securities of issuers which are not readily marketable.

          The Fund may not purchase securities on margin, except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities.

          Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund's assets, it is intended that if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total or net asset values will not be considered a violation of such policy. However, in the event that the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by applicable law.

Net Asset Value of the Fund Shares

           The net asset value per share is the net worth of the Fund (assets, including securities at value, minus liabilities) divided by the number of shares outstanding. The value of investments listed on national securities exchanges and NASDAQ equity securities is based on the last sale price as of the close of the New York Stock Exchange (which is currently 4:00 P.M., New York time) or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on such exchanges. Unlisted securities are valued at the average of the quoted bid and asked prices in the over-the-counter market. Securities or other assets for which market quotations are not readily available are valued by appraisal at their fair value as determined in good faith by PMF under procedures established by and under the general supervision of the Fund's Board of Directors. Options on stocks and stock indices traded on national securities exchanges are valued as of the close of options trading on such exchanges (which is currently 4:10 P.M., New York time) and stock index futures and options thereon, which are traded on commodities exchanges, are valued at their last sale price as of the close of such commodities exchanges (which is currently 4:15 P.M., New York time). If there were no sales on the applicable options or commodities exchange, options on stocks and stock indices and stock index futures and options thereon are valued at the average of the quoted bid and asked prices as of the close of the respective exchange. Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost, if their term to maturity from date of purchase was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their term to maturity from date of purchase exceeded 60 days, unless this is determined not to represent fair value by the Board of Directors. The Fund will compute its net asset value once daily at 4:15 P.M., New York time, using the prices obtained at the time indicated above on each day the New York Stock
Exchange is open for trading except on days on which no orders to purchase, sell or redeem Fund shares have been received or days on which changes in the value of the Fund's portfolio securities do not affect the net asset value. The New York Stock Exchange is closed on the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

          In the event that the New York Stock Exchange or the national securities exchanges on which stock options are traded adopt different trading hours on either a permanent or temporary basis, the Board of Directors of the Fund will reconsider the time at which net asset value is computed. In addition, the Fund may compute its net asset value as of any time permitted pursuant to any exemption, order or statement of the SEC or its staff.

The Fund's Investment Manager

           The Fund has a Board of Directors which, in addition to overseeing the actions of PMF, PIC and the Distributor (as defined below), decides upon matters of general policy. PMF conducts and supervises the daily business operations of the Fund. PIC furnishes daily investment advisory services.

           The manager of the Fund is Prudential Mutual Fund Management, Inc. ("PMF"), a corporation located at One Seaport Plaza, New York, NY. PMF is an indirect wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential Insurance"). Through its subsidiaries, Prudential Insurance is engaged in various aspects of the insurance and financial services industry.

           For its services, PMF receives, pursuant to the Management Agreement with the Fund (the "Management Agreement"), a fee at an annual rate of .50 of 1% of the Fund's average daily net assets up to and including $500 million, .475 of 1% of the Fund's average daily net assets from $500 million to $1 billion and .45 of 1% of the Fund's average daily net assets in excess of $1 billion. The fee is computed daily and payable monthly. The Management Agreement also provides that, in the event the expenses of the Fund (including the fees of PMF, but excluding interest, taxes, brokerage commissions, distribution fees and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business) for any fiscal year exceed the lowest applicable annual expense limitation established and enforced pursuant to the statutes or regulations of any jurisdiction in which the Fund's shares are qualified for offer and sale, the compensation due to PMF will be reduced by the amount of such excess. Reductions in excess of the total compensation payable to PMF will be paid by PMF to the Fund.
No such reductions were required during the fiscal year ended December 31, 1993. Currently, the Fund believes that the most restrictive expense limitation of state securities commissions is 2>% of the Fund's average daily net assets up to $30 million, 2% of the next $70 million of such assets and 1>% of such assets in excess of $100 million.

           In connection with its management of the corporate affairs of the Fund, PMF bears the following expenses:

           (a) the salaries and expenses of all of its and the Fund's personnel except the fees and expenses of Directors who are not affiliated persons of PMF or PIC;

          (b) all expenses incurred by PMF or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

          (c) the costs and expenses payable to PIC pursuant to the subadvisory agreement between PMF and PIC (the
"Subadvisory Agreement").

           Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses:
(a) the fees payable to PMF, (b) the fees and expenses of Directors who are not affiliated persons of PMF or PIC, (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of providing records to PMF in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares,
(d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member,
(h) the cost of stock certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the SEC and in registering the Fund and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to shareholders,
(l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution fees. The Management Agreement provides that PMF will not be liable for any error of judgement or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

           PMF has entered into the Subadvisory Agreement with PIC. The Subadvisory Agreement provides that PIC will furnish investment advisory services in connection with the management of the Fund. In connection therewith, PIC is obligated to keep certain books and records of the Fund. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises PIC's performance of such services. PIC is reimbursed by PMF for the reasonable costs and expenses incurred by PIC in furnishing those services.

           The current portfolio manager of the Fund is Thomas R. Jackson, a Managing Director of Prudential Equity Management Associates, a unit of PIC. Mr. Jackson has responsibility for daily portfolio management and securities selection for the Fund. Mr. Jackson also serves as the portfolio manager of the Common Stock Portfolio of the Prudential Series Fund, which is one of the investment options in a Prudential Insurance variable life and annuity product. Mr. Jackson joined PIC in 1990 and has over twenty-five years of professional equity investment management experience. He was formerly co-chief investment officer of Red Oak Advisers and Century Capital Associates, private money management firms, where he managed pension and other accounts for institutions and individuals. He was also with The Dreyfus Corporation where he managed and served as president of the Dreyfus Fund. Mr. Jackson also managed an equity pension investment group at Chase Manhattan Bank.

           Mr. Jackson primarily utilizes a "value" investing style in managing the Fund. Value investing is a disciplined approach which attempts to identify strong companies selling at a discount from their perceived true worth. Mr. Jackson selects stocks for the Fund's portfolio at prices which in his view are temporarily low relative to the company's earnings, assets, cash flow and dividends.

The Fund's Plan of Distribution

           Under a Distribution and Service Plan (the "Plan") adopted by the Fund under Rule 12b-1 under the Investment Company Act and a distribution agreement (the "Distribution Agreement"), Prudential Mutual Fund Distributors, Inc. (the "Distributor") incurs the expenses of distributing the Fund's Class A shares. These expenses include commissions and account servicing fees paid to, or on account of, financial advisers of Prudential Securities and representatives of Pruco Securities Corporation, an affiliated broker-dealer, commissions and account servicing fees paid to, or on account of, other broker-dealers or financial institutions (other than national banks) which have entered into agreements with the Distributor, advertising expenses, the cost of printing and mailing prospectuses to potential investors and indirect and overhead costs of Prudential Securities associated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

           Under the Plan, the Fund is obligated to pay distribution and/or service fees to the Distributor as compensation for its distribution and service activities, not as reimbursement for specific expenses incurred. If the

Distributor's expenses exceed its distribution and service fees, the Fund will not be obligated to pay any additional expenses. If the Distributor's expenses are less than such distribution and service fees, it will retain its full fees and realize a profit.

          Under the Plan, the Fund may pay the Distributor for its distribution-related activities with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. The Plan provides that
(i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and/or the maintenance of shareholder accounts (service fee) and
(ii) total distribution fees (including the service fee of .25 of 1%) may not exceed .30 of 1% of the average daily net assets of the Class A shares. The Distributor has agreed to limit its distribution-related fees payable under the Plan to .25 of 1% of the average daily net assets of the Class A shares for the fiscal year ending December 31, 1994.

           For the fiscal year ended December 31, 1993, the Distributor received payments of $381,556 under the Plan. This amount was primarily expended for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended December 31, 1993, the Distributor also received approximately $2,373,000 in initial sales charges.

           For the fiscal year ended December 31, 1993, the Fund paid distribution expenses of .20% of the average daily net assets of the Class A shares. The Fund records all payments made under the Plan as expenses in the calculation of net investment income.

          The Plan provides that it shall continue in effect from year to year provided that a majority of the Board of Directors of the Fund, including a majority of the Directors who are not "interested persons" of the Fund (as defined in the Investment Company Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreement related to the Plan (the Rule 12b-1 Directors), vote annually to continue the Plan. The Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors or of a majority of the outstanding Class A shares of the Fund. The Fund will not be obligated to pay expenses incurred under the Plan if it is terminated or not continued.

           In addition to distribution and service fees paid by the Fund under the Plan, PMF (or one of its affiliates) may make payments out of its own resources to dealers and other persons who distribute shares of the Fund. Such payments may be calculated by reference to the net asset value of shares sold by such persons or otherwise.

          The Distributor is subject to the rule of the National Association of Securities Dealers, Inc. governing maximum sales charges.

           Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Sponsor has agreed to pay to the Trust the 12b-1 fees it receives from the Distributor with respect to Fund Shares held by the Trust.
Fund Shares held directly by an investor (other than the Trust) including Fund Shares purchased pursuant to "Reinvestment of Trust Distributions" will, however, be subject to 12b-1 fees (see "Reinvestment of Trust Distributions").

Risk of Investment in Units

           The Securities and Exchange Commission issued an exemptive order pursuant to which Fund Shares will be deposited by the Sponsor in the Trust. In the application for such order, the Sponsor agreed to take certain steps to ensure that the Trust's investment in Fund Shares is equitable to all parties and particularly that the interests of the Unit Holders are protected. Accordingly, any sales charges which would otherwise be applicable will be waived on Fund Shares sold to the Trust. The Sponsor will receive a sales charge on all Units sold. In addition, the Indenture requires the Trustee to vote all Fund Shares held in the Trust in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trust.

           The Fund's Shares may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as they may occur. In addition, in the event of the inability of the investment adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund prior to the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. Prior to a purchase of Units, investors should determine that the aforementioned risks are consistent with their investment objectives.

      [Two charts to be inserted here.

          One chart shows in graph form, the growth of $1 invested on 12/31/25 to 12/31/93 for Small Stocks ($2,757), Common Stocks ($800), Long-Term Bonds ($28), Treasury Bills ($12) and Inflation ($8). The footnotes below the chart identify the source of the chart as Ibbotson Associates, define the measurement tool for each different investment and contain the following sentence, "This chart is used for illustrative purposes only and is not intended to represent the past, present or future performance of any G/SET portfolio."

          The other chart shows in graph form the growth of $1 invested at the end of 1973 to the end of 1993 for Common Stocks (about $11), Long-Term Government Bonds (about $7) and Inflation (CPI) (about $3). The footnote below the chart identifies the source of the chart as Ibbotson Associates, defines the measurement tool for each different investment and contains the following sentence, "This chart is used for illustrative purposes only and is not intended to represent the past, present or future performance of any G/SET portfolio."]

Fund Risk Factors

           All Fund investments involve risk and there can be no guarantee against loss resulting from an investment in the Fund, nor can there be any assurance that the Fund's investment objective will be attained. As with any investment in securities, the value of, and income from, an investment in the Fund can decrease as well as increase, depending on a variety of factors which may affect the values and income generated by the Fund's portfolio securities, including general economic conditions, market factors and currency exchange rates. Additionally, investment decisions made by the Fund's investment advisor will not always be profitable or prove to have been correct. The Fund is not intended as a complete investment program.

          The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price paid therefor by the Trust. An investment in Units of the Trust should be made with an understanding of the risks inherent in ownership of Fund Shares. However, the Sponsor believes that, upon termination of the Trust on the mandatory termination date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $20.00 per Unit. Part of such cash will, however, represent the accrual of taxable original issue discount on the Treasury Obligations.

          A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS
PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS,
INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF THE TRUST,
THAT ARE LESS THAN THE AMOUNT PAID FOR A UNIT.

          Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, the Trust may be terminated if the net aggregate value of the Trust is less than 40% of the aggregate maturity values of the Treasury Obligations calculated immediately after the most recent deposit of Treasury Obligations in the Trust (see "Amendment and Termination -- Termination"). Early termination of the Trust may have important consequences to the Unit Holder; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less than anticipated, and may result in a loss to a Unit Holder.

          In the event of the early termination of the Trust, the Trustee will cause the Fund Shares to be sold and the proceeds thereof distributed to the Unit Holders in proportion to their respective interests therein, unless a Unit Holder elects to receive Fund Shares "in kind" (see "Amendment and Termination of the Indenture -- Termination"). Proceeds from the sale of the Treasury Obligations will be paid in cash.

          In the event of a notice that any Treasury Obligation will not be delivered ("Failed Treasury Obligations"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations ("Replacement Treasury Obligations") within a period ending on the earlier of the first distribution of cash to Trust Unit Holders or 90 days after the Date of Deposit. The cost of the Replacement Treasury Obligations may not exceed the cost of the Treasury Obligations which they replace. Any Replacement Treasury Obligation deposited in the Trust will be substantially identical to every Treasury Obligation then in the Trust. Whenever a Replacement Treasury Obligation has been acquired for the Trust, the Trustee shall, within 5 days thereafter, notify Unit Holders of the acquisition of the Replacement Treasury Obligation.

          In the event a contract to purchase Securities fails and Replacement Treasury Obligations are not acquired, the Trustee will distribute to Unit Holders the funds attributable to the failed contract. The Sponsor will, in such case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Treasury Obligations, the remaining money will be distributed to Unit Holders.

          The Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit Holder's investment but may dispose of Securities only under limited circumstances (see "Sponsor --
Responsibility").

          To the best of the Sponsor's knowledge there was no litigation pending as of the Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

The Units

          On the Date of Deposit, each Unit represented a fractional undivided interest in the Securities and the net income of the Trust set forth under "Summary of Essential Information." Thereafter, if any Units are redeemed by the Trustee, the amount of Securities in the Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased, although the actual interest in the Trust represented by each Unit will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust itself (see "Rights of Unit Holders -- Redemption" and "Amendment and Termination of the Indenture -- Termination").

                    TAX STATUS OF THE TRUST

          In the opinion of Messrs. Cahill Gordon & Reindel, counsel for the Sponsor, under existing law:

          The Trust is not an association taxable as a corporation for United States federal income tax purposes and income of the Trust will be treated as income of the Unit Holders in the manner set forth below. Each Unit Holder will be considered the owner of a pro rata portion of each asset of the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code").

          Each Unit Holder will be required to include in his gross income, as determined for federal income tax purposes, original issue discount with respect to his pro rata portion of the Treasury Obligations held by the Trust at the same time and in the same manner as though the Unit Holder were the direct owner of such pro rata portion. Each Unit Holder will be considered to have received the distributions paid on his pro rata portion of the Fund Shares held in the Trust (including such portion of such distributions used to pay fees and expenses of the Trust) when such distributions are received or deemed to be received by the Trust. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of his adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

          Each Unit Holder will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unit Holder redeems or sells his Units. The total tax cost of each Unit to a Unit Holder must be allocated among the assets held in the Trust in proportion to the relative fair market values thereof on the date the Unit Holder purchases his Units.

          The tax basis of a Unit Holder with respect to his interest in a Treasury Obligation will be increased by the amount of original issue discount thereon properly included in the Unit Holder's gross income as determined for Federal income tax purposes.

          The amount of gain recognized by a Unit Holder on a disposition of Fund Shares or Treasury Obligations by the Trust will be equal to the difference between such Unit Holder's pro rata portion of the gross proceeds realized by the Trust on the disposition and the Unit Holder's tax basis in his pro rata portion of the Fund Shares or Treasury Obligations disposed of, determined as described in the preceding paragraphs. Any such gain recognized on a sale or exchange and any such loss will be capital gain or loss, except that gain or loss recognized by a financial institution with respect to a Treasury Obligation or by a dealer with respect to Fund Shares or Treasury Obligations will be ordinary income or loss. Any capital gain or loss arising from the disposition of a Unit Holder's pro rata interest in a Security will be long-term capital gain or loss if the Unit Holder has held his Units and the Trust has held the Security for more than one year. A capital loss due to sale or redemption of a Unit Holder's interest with respect to Fund Shares held in the Trust will be treated as a long-term capital loss to the extent of any long-term capital gains derived by the Unit Holder from such interest if the Unit Holder has held such interest for six months or less. The holding period for this purpose will be determined by applying the rules of Sections 246(c)(3) and (4) of the Code. Under the Code, net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) of individuals, estates and trusts is subject to a maximum nominal tax rate of 28%. Such net capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out.

          If the Unit Holder sells or redeems a Unit for cash he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets represented by the Unit and will have taxable gain or loss measured by the difference between his per Unit tax basis for such assets, as described above, and the amount realized.

          Each Unit Holder's interest in each Treasury
Obligation is treated as an interest in an original issue discount obligation. The original issue discount on each Treasury Obligation will be taxed as ordinary income for Federal income tax purposes and will be equal to the excess of the maturity value of the Unit Holder's interest in the Treasury Obligation over its cost to the Unit Holder. A Unit Holder will be required to include in gross income for each taxable year a portion of this original issue discount and will be subject to income tax thereon even though the income is not distributed. Original issue discount is treated for Federal income tax purposes as income earned under a constant interest formula which takes into account the semi-annual compounding of accrued interest, resulting in an increasing amount of original issue discount accruing in each year.

          A Unit Holder who is neither a citizen nor a resident of the United States and is not a United States domestic corporation (a "foreign Unit Holder") will not generally be subject to United States federal income taxes, including withholding taxes, on his pro rata share of the original issue discount on the Treasury Obligations held in the Trust, any gain from the sale or other disposition of his, her or its pro rata interest in a Treasury Obligation or Fund Share held in the Trust, any undistributed gain retained by the Fund and designated by the Fund to be taken into account by its shareholders or any capital gain dividend received by the Trust from the Fund, which original issue discount is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States and which gain is either (I) not from sources within the United States or (II) not so effectively connected, provided that:

          (a) with respect to original issue discount (i) the Treasury Obligations are in registered form and were issued after July 18, 1984, and (ii) the foreign Unit Holder is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to The Prudential Insurance Company of America;

          (b) with respect to any U.S.-source capital gain, the foreign Unit Holder (if an individual) is not present in the United States for 183 days or more during his or her taxable year in which the gain was realized and so certifies; and

          (c) the foreign Unit Holder provides the required certifications regarding (i) his, her or its status, (ii) in the case of U.S.-source income, the fact that the original issue discount or gain is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States, and (iii) if determined to be required, the controlled foreign corporation matter mentioned in clause (a)(ii) above.

Fund distributions paid to foreign Unit Holders either directly or through the Trust and not constituting income effectively connected with the conduct of a trade or business within the United States by the distributee will be subject to United States federal withholding taxes at a 30% rate or a lesser rate established by treaty unless the Fund distribution is a capital gain dividend. Foreign Unit Holders should consult their own tax counsel with respect to United States tax consequences of ownership of Units.

          Each Unit Holder (other than a foreign Unit Holder who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unit Holder's taxpayer identification number to the Trustee and to certify that the Unit Holder has not been notified that payments to the Unit Holder are subject to back-up withholding. If the taxpayer identification number and an appropriate certification are not provided when requested, a 31% back-up withholding will apply.

          The Fund has elected to qualify for and intends to remain qualified as a regulated investment company under the Code and to meet applicable requirements with respect to its gross income, diversification of holdings and distributions so that the Fund (but not the Trust Unit Holders) will be relieved of Federal income tax on the amounts distributed by the Fund to the Trust. Such distributions may include taxable net investment income and net capital gain from sales of securities held by the Fund. It is also possible for the Fund to retain net capital gains for investment, in which event the Fund will be subject to Federal income tax on the retained amount; but may, as a regulated investment company, designate the retained amount as undistributed capital gains in a notice to those persons who were its shareholders (including the Trust and thus its Unit Holders) at the close of the Fund's taxable year.

          If the Fund were to so retain any net capital gains for investment, its shareholders (including Trust Unit Holders)
(a) would be required to include in gross income for tax purposes, as long-term capital gains, their proportionate shares of the undistributed net capital gain of the Fund, and
(b) would be deemed to have paid their proportionate shares of the tax paid by the Fund on the undistributed net capital gain so that the amount of tax deemed paid by each such shareholder would be credited against the shareholder's United States federal income tax liability and a refund could be claimed to the extent that credits exceeded such liability. For United States federal income tax purposes, the basis of shares of the Fund owned by a shareholder of the Fund (including a Trust Unit Holder) would be increased by an amount equal to 65% of the amount of undistributed capital gains required to be so included in computing such Fund shareholder's long-term capital gains.

          Capital gain distributions, if any, made by the Fund, as a regulated investment company, are taxable as long-term capital gain, regardless of how long the Fund shareholder (including a Trust Unit Holder) has held the Fund's shares, and are not eligible for the dividends received deduction available to corporations. Other dividend distributions by the Fund may, depending upon the circumstances, be eligible for such dividends received deduction, in whole or in part.

          Generally, dividends paid by the Fund, as a regulated investment company, are treated as received by the Trust, and thus its Unit Holders, in the taxable year in which the distribution is made by the Fund; however, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as received on December 31 of the preceding year.

          Non-taxable Fund distributions reduce the Unit Holder's tax cost basis with respect to his interest in Fund Shares held by the Trust and are treated as a gain from the sale of such interest if and to the extent that such distributions exceed the tax cost basis of the Unit Holder with respect to his interest in Fund Shares held by the Trust.

          Income received by the Fund may be subject to withholding and other taxes imposed by foreign jurisdictions. In some instances, these taxes are limited by treaty between the United States and the relevant foreign jurisdiction.
Treaty benefits may be available to the Fund to the same extent as they would be to individual U.S. shareholders. However, in some situations the Fund will be eligible for such benefits only if it can establish that a minimum specified percentage of the capital of the Fund is owned directly or indirectly by individual residents or citizens of the United States.

          The Code places a floor of 2% of adjusted gross income on miscellaneous itemized deductions, including investment expenses, of individuals (and estates and trusts other than grantor trusts, to the extent provided in regulations). The Code also directs the Secretary of the Treasury to issue regulations prohibiting indirect deductions through a mutual fund or other pass-through entity of amounts not allowable as a deduction under this rule if paid or incurred directly by such an investor, but such regulations are not to apply to indirect deductions through a "publicly offered regulated investment company," which the Fund is believed to be. The 2% floor rule will, however, apply in any event to investment expenses of the Trust, as opposed to the Fund, and affected Unit Holders should aggregate such expenses with their other miscellaneous deductions in applying the 2% rule.

          The Fund will file its 1994 information returns as a "publicly offered regulated investment company." The Trust cannot predict whether or not the Fund will qualify as a "publicly offered regulated investment company" for 1994 or any later year. The term "publicly offered regulated investment company" is defined as meaning a regulated investment company the shares of which are "continuously offered" or regularly traded on an established securities market or "held by or for no fewer than 500 persons at all times during the taxable year."

          In addition, under the Code, the allowable amount of certain itemized deductions claimed by individual taxpayers, including investment expenses, is subject to an overall limitation applicable to individual taxpayers with adjusted gross income in excess of a $111,800 threshold amount ($55,900 for a married taxpayer filing separately). The $111,800 (or $55,900) threshold amount will be indexed for inflation after 1994. The overall limitation reduces the otherwise allowable amount of the affected itemized deductions by the lesser of (i) 3% of the adjusted gross income in excess of the threshold amount or (ii) 80% of the amount of the otherwise allowable affected itemized deductions. The other limitations contained in the Code on the deduction of itemized expenses, including the 2% floor described above, are applied prior to this overall limitation.

          The Code also imposes a 4% excise tax on untaxed undistributed income of regulated investment companies. If the Fund distributes in each calendar year an amount equal to the sum of at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the 12 month period ended on October 31 of each calendar year (or on December 31 if the Fund qualifies to so elect and does so) and distributes an amount equal to the 2% balances not later than the close of the succeeding calendar year, the Fund will not be subject to this 4% excise tax. For purposes of this excise tax, any net long-term capital gain in excess of net short-term capital loss retained by the Fund for any fiscal year ending on or before the close of the calendar year but designated as undistributed capital gains taxable to shareholders as described above is treated as if distributed to the Fund's shareholders.

          The Fund may invest in passive foreign investment companies, various options and futures contracts and hedging transactions and may be subject to foreign currency fluctuations, all of which have unique Federal income tax consequences. Such investments and currency fluctuations may affect the character, timing and amount of gain or ordinary income to be recognized by persons holding Fund Shares.

          Interest paid by a Unit Holder other than a corporation on indebtedness properly allocable to Units will be deductible as investment interest to the extent permitted by
Section 163(d) of the Code.

          As of the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the dividends (including capital gain dividends) received or deemed received, rebated 12b-1 fees received from the Sponsor, discount accrued on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust.

          The foregoing discussion relates only to United
States federal income taxes. Unit Holders may be subject to state, local or foreign taxation.

          Investors should consult their tax counsel for advice with respect to their own particular tax situations.

                       RETIREMENT PLANS

          Units in the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Investors considering participation in any such plan should review the laws specifically related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

                   PUBLIC OFFERING OF UNITS

Public Offering Price

          The Public Offering Price of the Units during the initial offering period is computed by adding to the aggregate offering side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of 5.25% of the Public Offering Price (5.541% of the net amount invested). Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

          After the initial public offering period, the Public Offering Price of the Units will be computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of 5.25% of the Public Offering Price (5.541% of the net amount invested). Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

          The Public Offering Price on the date of this Prospectus or on any subsequent date will vary from the Public
Offering Price as of the Date of Deposit set forth in the

"Summary of Essential Information" in accordance with fluctuations in the value of the Treasury Obligations and net asset value of the Fund Shares in the Trust.

          The Public Offering Price shall be determined for the Trust by the Evaluator in the following manner: the aggregate value of the Units shall be determined during the initial offering period on the basis of the offering prices of the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund, and following the initial offering period on the basis of the bid prices for the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund.

          On the Date of Deposit, the Public Offering Price per Unit (based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust) exceeded the Redemption Price and the Sponsor's Secondary Market Repurchase Price per Unit (each based upon the bid side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust) by the amounts set forth in "Summary of Essential Information."

Public Distribution

          During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after such date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold prior thereto, whereupon the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

          The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers will be made at prices which include a concession of 68% of the sales charge per Unit, but subject to change from time to time at the discretion of the Sponsor (such price does not include volume purchase discounts, which are available only to non-dealer purchasers). The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

          A dealer will receive a concession of the sales charge per Unit as set forth under Volume Discount herein. Sales by a dealer will be aggregated with the dealer receiving the greatest concession level for all Units sold by such dealer up to a maximum of 75% of the sales load. In addition, a dealer who purchases 33,334 or more Units on the initial date of the offering, for such initial purchase only, will receive a dealer concession of 78% of the sales charge.

Secondary Market

          While not obligated to do so, it is the Sponsor's present intention to maintain a secondary market for Units and to continuously offer to repurchase Units from Unit Holders at the applicable Sponsor's Repurchase Price (see "Summary of Essential Information"). The Sponsor's Repurchase Price is computed by adding to the aggregate of the bid side evaluation of the Treasury Obligations the net asset value of Fund Shares in the Trust, and cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities) deducting therefrom amounts required to redeem previously tendered Units and amounts required for distribution to Unit Holders of record as of a date prior to the evaluation, accrued expenses of the Trustee, Evaluator, and counsel, taxes and governmental charges, if any, and any Reserve Account and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of such Units will be for the account of the Sponsor.

          If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units of this Series at the Sponsor's Repurchase Price, without notice. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price," a price based on the current bid prices for the Treasury Obligations and the net asset value of the Fund Shares. Alternatively, Unit Holders may redeem their Units through the Trustee.

Profit of Sponsor

           The Sponsor receives a sales charge on the Units as indicated herein in the chart below under "Volume Discount." The Distributor will reimburse the Sponsor for expenses incurred by the Sponsor in connection with the creation of the Trust and the offering of Units of the Trust. On the sale of Units to dealers, the Sponsor will retain the difference between the dealer concession and the sales charge (see "Public Distribution").

          The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Treasury Obligations in the Trust representing the difference between the cost of the Treasury Obligations to the Sponsor and the cost of the Treasury Obligations to the Trust. The Sponsor will deposit all Fund Shares into the Trust at net asset value. (For a description of such profit (or loss) and the amount of such difference, see "Schedule of Portfolio Securities.") During the initial offering period, to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the offering prices of the Treasury Obligations and in the net asset value of the Fund Shares in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business to the extent permitted by applicable regulations and may be of benefit to the Sponsor.

          The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

Volume Discount

          Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time upon prior notice to Unit Holders change the amount by which the sales charge is reduced, or may discontinue the discount altogether.

          The sales charges for the Trust in the primary and secondary market will be reduced pursuant to the following graduated scale for sales to any person of at least 1,667
Units.

                              Sales Charge
                         Primary and Secondary
                                Market

                         Percent        Percent
                         of Public      of Net
                         Offering       Amount      Dealer
Number of Units          Price          Invested  Concession

Less than 1,667 Units    5.25%          5.541%      65%
1,667-6,666 Units        5.00%          5.263%      65%
6,667-16,666 Units       4.50%          4.712%      70%
16,667-33,333 Units      4.00%          4.167%      73%
33,334-66,666 Units      3.00%          3.092%      75%
66,667 Units or more     2.00%          2.041%      75%

          The reduced sales charges as shown on the chart above will apply to such purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, including a partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of Units of any other trust that may be offered by the Sponsor.

          Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation, purchasing Units for a single trust estate or single fiduciary account.

Employee Discount

          The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust plus a reduced sales charge of $5.00 per 100 Units, subject to a limit of 5% of the Units.

                        EXCHANGE OPTION

          Unit Holders may elect to exchange any or all of their Units of this Series of the Government Securities Equity

Trust for units of one or more of any other series in the Prudential Securities Incorporated family of unit investment trusts (except Series of Government Securities Equity Trust) or for any units of any additional trusts that may from time to time be made available for such exchange by the Sponsor (collectively referred to as the "Exchange Trusts"). Such units may be acquired at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unit Holder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in the time and expense related to advice, financial planning and operational expense required for the Exchange Option.

          Exchange Trusts may have different investment objectives; a Unit Holder should read the prospectus for the applicable Exchange Trust carefully to determine its investment objective prior to exercise of this option.

          This option will be available provided the Sponsor maintains a secondary market in both the Units of this Series and units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of all such trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit Holder wishes to sell or exchange his Units; thus there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option at any time without further notice to Unit Holders. In the event the Exchange Option is not available to a Unit Holder at the time he wishes to exercise it, the Unit Holder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unit Holder.

          To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

          Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the evaluation price per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest plus a reduced sales charge of $25 per Exchange Trust unit. The reduced sales charge for a unit holder of an Exchange Trust exchanging into this series of Government Securities Equity Trust will be $.23 per Unit for Units purchased in the secondary market and $.37 per Unit for Units purchased during the initial offering period. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the exchanging Unit Holder unless the Unit Holder adds the amount of cash necessary to purchase one additional whole Exchange Trust unit.

          Owners of units of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. To exercise this option, the owner should notify his retail broker. He will be given a prospectus of each series in which he indicates interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

          For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,100 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

Federal Income Tax Consequences

          An exchange of Units pursuant to the Exchange Option will generally constitute a "taxable event" under the Code, i.e., a Unit Holder will recognize gain or loss at the time of the exchange. However, an exchange of Units of this Series of the Government Securities Equity Trust for units of any other series of the Exchange Trusts which are grantor trusts for United States federal income tax purposes will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially in kind or extent. Unit Holders are advised to consult their own tax advisors as to the tax consequences of exchanging Units in their particular case. In particular, Unit Holders who exchange Units of this Series of the Government Securities Equity Trust for units of any other series of Exchange Trusts within 91 days of acquisition of the Units should consult their tax advisors as to the possible application of Section 852(f) of the Code to the exchange.

              REINVESTMENT OF TRUST DISTRIBUTIONS

          Distributions by the Trust, if any, of dividend income received by the Trust, 12b-1 fee amounts paid by the Sponsor, distributions of any net capital gains received in respect of Fund Shares and proceeds of the sale of Fund Shares not used to redeem Units will be made quarterly on or shortly after the Quarterly Distribution Date to Unit Holders of record on the Quarterly Record Date immediately preceding such Quarterly Distribution Date. A Unit Holder will receive such amounts in cash unless such Unit Holder directs United States Trust Company of New York, acting as distribution agent, to invest such amounts on behalf of the participating Unit Holder in Fund Shares at such shares' net asset value, which shares will be subject to 12b-1 expenses. Investment in Fund Shares is conditioned upon their lawful qualification for sale in the jurisdiction in which the Unit Holder resides. There can be no assurance, however, that such qualification will be obtained.

          The appropriate prospectus will be sent to the Unit
Holder. A Unit Holder's election to participate in a reinvestment program will apply to all Units of the Trust owned by such Unit Holder. The Unit Holder should read the prospectus for the reinvestment program carefully before deciding to participate.

                     EXPENSES AND CHARGES

Initial Expenses

          All expenses and charges incurred prior to or in the establishment of the Trust were incurred by the Sponsor and the Distributor.

Fees

          The Trustee will receive for its services under the Indenture an annual fee in the amount set forth in the "Summary of Essential Information."

          For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information."

          The Trustee's fees and the Evaluator's fees are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available therein and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Agreement.

Other Charges

          The following additional charges are or may be incurred by the Trust as more fully described in the Indenture:
(a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Indenture without gross negligence, bad faith, willful misfeasance or willful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust and (h) to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws subsequent to initial registration so long as the Sponsor is maintaining a market for the Units. The accounts of the Trust will be audited not less frequently than annually by independent public accountants selected by the Sponsor. The cost of such audit will be an expense of the Trust.

          The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when Fund Shares would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses. If the cash dividends, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust, the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

              GOVERNMENT SECURITIES EQUITY TRUST

                   REINVESTMENT APPLICATION


          I/We hereby authorize and direct United States Trust Company of New York to apply all distributions that I/we have elected to be reinvested as a registered unitholder(s) of a Government Securities Equity Trust Series towards the purchase of additional shares of the Prudential Equity Fund, Inc.

          I/We hold Government Securities Equity Trust Series 8
(This Series can only reinvest into the Prudential Equity Fund, Inc.)

          The authorization shall continue in effect until written notice of revocation is given by the certificate holder or his personal representatives.

Name(s) in Which Unit Trust is Registered

Social Security or Tax Identification Number

Signature                                              DATE

Signature of Joint Tenant (if any)                     DATE

My/Our Brokerage Firm Is:

My/Our Account Number Is:

Forward application to:  United States Trust Company
                           of New York
                         P.O. Box 888 - Cooper Station
                         New York, NY  10276

                    RIGHTS OF UNIT HOLDERS


Certificates

          Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable or interchangeable upon presentation at the corporate trust office of the Trustee, properly endorsed or accompanied by an instrument of transfer satisfactory to the Trustee and executed by the Unit Holder or his authorized attorney, together with the payment of $2.00, if required by the Trustee (not currently required), or such other amount as may be determined by the Trustee and approved by the Sponsor, and any other tax or governmental charge imposed upon the transfer of Certificates. The Trustee will replace any mutilated, lost, stolen or destroyed Certificate upon proper identification, satisfactory indemnity and payment of charges incurred. Any mutilated Certificate must be presented to the Trustee before any substitute Certificate will be issued.

Certain Limitations

          The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

          No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture (see "Administration of the Trust -- Amendment" and "Administration of the Trust -- Termination"). Unit Holders shall have no right to control the operation or administration of the Trust in any manner.

Distributions

          The terms of the Treasury Obligations do not provide for periodic payment to the holders thereof of the annual accrual of discount. To the extent that dividends, distributions and/or 12b-1 fee payments from the Sponsor become payable with respect to the Fund Shares held in the Trust, the Trustee will collect such amounts as they become payable and credit such amounts to a separate Income Account created pursuant to the Indenture. All other moneys received by the Trustee with respect to the Fund Shares shall be credited to the Principal Account. Quarterly distributions to each Unit Holder of record as of the immediately preceding Quarterly

Record Date will be made on the next following Quarterly Distribution Date and shall consist of an amount substantially equal to such Unit Holder's pro rata share of the distributable cash balances in the Income Account and the Principal Account, if any, computed as of the close of business on such Quarterly Record Date. No quarterly distribution will be made if the amount available for distribution is less than $2.50 per 100 Units, except that, no less than once a year, on a Quarterly Distribution Date, the Trustee shall distribute the entire cash balances in the Principal and Income Accounts. All funds collected or received will be held by the Trustee in trust without interest to Unit Holders as part of the Trust until required to be disbursed in accordance with the provisions of the Indenture. Such funds will be segregated by separate recordation on the trust ledger of the Trustee so long as such practice preserves a valid preference of Unit Holders under the bankruptcy laws of the United States, or if such preference is not preserved, the Trustee shall handle such funds in such other manner as shall constitute the segregation and holding thereof in trust within the meaning of the Investment Company Act of 1940, as the same may be from time to time amended. To the extent permitted by the Indenture and applicable banking regulations, such funds are available for use by the Trustee pursuant to normal banking procedures.

          The Trustee is authorized by the Indenture to withdraw from the Principal Account to the extent funds are not sufficient in the Income Account such amounts as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust, which amounts will be credited to a separate Reserve Account. If the Trustee determines that the amount in the Reserve Account is greater than the amount necessary for payment of any taxes or other governmental charges, it will promptly recredit the excess to the Account from which it was withdrawn. In addition, the Trustee may withdraw from the Income Account, to the extent available, that portion of the Redemption Price which represents income.

          The balance paid on any redemption, including income, if any, shall be withdrawn from the Principal Account of the Trust to the extent that funds are available. If such available balance is insufficient, the Trustee is empowered to sell Securities in order to provide moneys for redemption of Units tendered (see "Rights of Unit Holders -- Redemption").

Reports and Records

          With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

          Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth: (1) as to the Income Account: dividends and other cash amounts received, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition and identity of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and for fees and expenses of the Trust and redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; (5) amounts actually distributed during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and (6) an annual report of original issue discount accrual.

          The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the portfolio and a copy of the Indenture.

Redemption

          Tender of Units

          Units may be tendered to the Trustee for redemption at its unit investment trust office at 770 Broadway, New York, New York 10003, upon delivery of a request for redemption and the Certificates for the Units requested to be redeemed and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

          Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer, although redemptions without the necessity of Certificate presentation will be effected for record Unit Holders for whom Certificates have not been issued. Unit Holders must sign exactly as their name appears on the face of the Certificate with the signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges or other financial institution acceptable to the Trustee, if any. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

          Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" on the date of tender (see "Redemption -- Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

          There is no sales charge incurred when a Unit Holder tenders his Units to the Trustee for redemption. All amounts paid on redemption representing income will be withdrawn from the Income Account to the extent moneys are available; all other amounts will be paid from the Principal Account. The Trustee is required by the Indenture to sell Fund Shares and Treasury Obligations, to the extent possible in the same ratio as the ratio of Fund Shares and Treasury Obligations then held in the Trust, in order to provide moneys for redemption of Units tendered. To the extent Securities are sold, the size of the Trust will be reduced. Such sales could result in a loss to the Trust. The redemption of a Unit for cash will constitute a taxable event for the Unit Holder under the Code (see "Tax Status of the Trust").

          Purchase by the Sponsor of Units
          Tendered for Redemption_________

          The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, may purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., the Unit Holder will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units -- Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units -- Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price subsequent to its acquisition of such Units (see "Public Offering of Units -- Profit of Sponsor").

          Computation of Redemption Price per Unit

          The Redemption Price per Unit is determined as of the Evaluation Time on the date any such determination is made.
The Redemption Price is each Unit's pro rata share, determined by the Trustee, of the sum of:

          (1) the aggregate bid side evaluation of the Treasury Obligations in the Trust, as determined by the Evaluator, and the net asset value of the Fund Shares in the Trust determined as of the Evaluation Time set forth in the "Summary of Essential Information"; and

          (2) cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities);

less amounts representing (a) accrued taxes and governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held with respect to previously tendered Units or for distribution to Unit Holders of record as of a date prior to the evaluation, and (d) any Reserve Account ("Redemption Price").

          The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.
Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

   COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE

          While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the Treasury Obligations and the net asset value of Fund Shares, the Public Offering Price of Units in the secondary market and the Redemption Price of Units are determined on the basis of the current bid prices of the Treasury Obligations and the net asset value of the Fund Shares. On the Date of Deposit, the Public Offering Price (which includes a sales charge) exceeded the Redemption Price by the amount indicated under "Summary of Essential Information." The bid prices for the Securities are expected to be less than the offering prices. The amount realized by a Unit Holder upon any redemption of Units may be less than the price paid by him for such Units.

                            SPONSOR

           Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly-owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

           Prudential Securities is distributor for Prudential Government Securities Trust (Intermediate Term Series), The Target Portfolio Trust, and for Class B shares of The Blackrock Government Income Trust and Prudential Adjustable Rate Securities Fund, Inc., and for Class B and C shares of Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Allocation Fund, Prudential California Municipal Fund (California Income Series and California Series), Prudential Europe Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Global Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Natural Resources Fund, Inc., Prudential GNMA Fund, Inc., Prudential Government Income Fund, Inc., Prudential Growth Opportunity Fund, Inc., Prudential High Yield Fund, Inc., Prudential IncomeVertible\ Plus Fund, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential Multi-Sector Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund (except Connecticut Money Market Series, Massachusetts Money Market Series, New York Money Market Series and New Jersey Money Market Series), Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Short-Term Global Income Fund, Inc., Prudential Strategist Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential U.S. Government Fund and Prudential Utility Fund, Inc.

           On October 21, 1993, Prudential Securities entered into an omnibus settlement with the Securities and Exchange Commission (the "SEC"), state securities regulators (with the exception of the Texas Securities Commissioner who joined the settlement on January 18, 1994) and the National Association of Securities Dealers, Inc. (the "NASD") to resolve allegations that from 1980 through 1990 Prudential Securities sold certain limited partnership interests in violation of securities laws to persons for whom such securities were not suitable and misrepresented the safety, potential returns and liquidity of these investments. Without admitting or denying the allegations asserted against it, Prudential Securities consented to the entry of an SEC Administrative Order which stated that Prudential Securities conduct violated the federal securities laws, directed Prudential Securities to cease and desist from violating the federal securities laws, pay civil penalties, and adopt certain remedial measures to address the violations.

           Pursuant to the terms of the SEC settlement, Prudential Securities agreed to the imposition of $10,000,000 civil penalty, established a settlement fund in the amount of $300,000,000 and procedures to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. Prudential Securities settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. Prudential Securities consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action.

           In October 1994, a criminal complaint was filed with the United States Magistrate for the Southern District of New York alleging that Prudential Securities committed fraud in connection with the sale of certain limited partnership interests in violation of federal securities laws. An agreement was simultaneously filed to defer prosecution of these charges for a period of three years from the signing of the agreement, provided that Prudential Securities complies with the terms of the agreement. If, upon completion of the three year period, Prudential Securities has complied with the terms of the agreement, no prosecution will be instituted by the United States for the offenses charged in the complaint.
If on the other hand, during the course of the three year period, Prudential Securities violates the terms of the agreement, the U.S. Attorney can then elect to pursue these charges. Under the terms of the agreement, Prudential Securities agreed, among other things, to pay an additional $300,000,000 into the fund established by the SEC to pay restitution to investors who purchased certain Prudential Securities limited partnership interests.

Limitations on Liability

          The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture, but will be under no liability to Unit Holders for taking any action or refraining from taking any action in good faith or for errors in judgment and will not be responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the sale of any Securities, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties (see "Sponsor -- Responsibility").

Responsibility

          The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

          Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security in the

Trust for the purpose of redeeming Units tendered for redemption and to dispose of Fund Shares to pay Trust expenses.

          The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders -- Distributions" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

          If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                            TRUSTEE

          The Trustee is United States Trust Company of New York, with its principal place of business at 114 West 47th Street, New York, New York 10036 and a unit investment trust office at 770 Broadway, New York, New York 10003. United States Trust Company of New York has, since its establishment in 1853, engaged primarily in the management of trust and agency accounts for individuals and corporations. The Trustee is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

          The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, Securities or Certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Indenture provides that the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

Responsibility

          The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Fund Shares or by reason of the failure of the Sponsor to give directions to the Trustee.

          Additionally, the Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption. Fund Shares will be sold first unless the Sponsor is able to sell Treasury Obligations and Fund Shares in the proportionate relationship between the maturity values of the Treasury Obligations and the number of Fund Shares.

          Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Quarterly Record Date next prior to a Quarterly Distribution Date.

          For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor
- -- Resignation."

Resignation

          By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any other reason that the Sponsor determines to be in the best interest of the Unit Holders. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                           EVALUATOR

          The Evaluator is Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

          The Trustee, Sponsor and Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit Holders for errors in judgment. The Evaluator shall, however, be liable for its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Indenture.

Responsibility

          The Indenture requires the Evaluator to evaluate the Treasury Obligations on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Treasury Obligations, see "Public Offering of Units -- Public Offering Price."

Resignation

          The Evaluator may resign or may be removed by the Sponsor, and the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

          AMENDMENT AND TERMINATION OF THE INDENTURE

Amendment

          The Indenture may be amended by the Trustee and the Sponsor without the consent of Unit Holders (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency, and
(c) to make such other provisions as shall not adversely affect the interest of the Unit Holders; provided that the Indenture may also be amended by the Sponsor and the Trustee with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders. In no event shall the Indenture be amended so as to increase the number of Units issuable thereunder except as the result of the additional deposits of Securities, to permit the deposit of Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted, to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Securities on hand in the Trust or to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted; or so as to adversely affect the characterization of the Trust as a grantor trust for Federal income tax purposes. In the event of any amendment, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

Termination

          The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets as shown by an evaluation made as described under "Evaluator -- Responsibility" is less than 40% of the aggregate maturity values of the Treasury Obligations deposited in the Trust on the Date of Deposit and subsequent thereto calculated after the most recent deposit of Treasury Obligations in the Trust or if there has been a material change in the Fund's objectives or if Replacement Treasury Obligations are not acquired. However, in no event may the Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

          Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust (other than Fund Shares for which an in kind distribution has been requested) and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit Holder, upon surrender for cancellation of his Certificate for Units, his pro rata share of: (i) the amount realized upon disposition of the Fund Shares unless the Unit Holder notifies the Trustee in writing of his preference for distribution "in kind," (ii) the amount realized upon the disposition or maturity of the Treasury Obligations and (iii) any other assets of the Trust.
A Unit Holder may invest the proceeds of the Treasury Obligations in Fund Shares at such shares' net asset value, which shall be subject to 12b-1 expenses. The sale of the Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time and, therefore, the amount realized by a Unit Holder on termination may be less than the principal amount of Treasury Obligations represented by the Units held by such Unit Holder.

Tax Impact of In Kind Distribution upon Termination

          Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to his agent) of his pro rata share of the Fund Shares in kind upon termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Fund Shares so distributed (other than any Fund Shares purchased with his pro rata share of the proceeds of Treasury Obligations) will be equal to his basis for the same Fund Shares (previously represented by his Units) prior to such distribution and his holding period for such Fund Shares will be the shorter of the period during which he held his Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder disposes of such Securities in a taxable transfer.

                        LEGAL OPINIONS

          The legality of the Units offered hereby has been passed upon by Messrs. Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York,
New York 10005, as special counsel for the Sponsor.

                     INDEPENDENT AUDITORS

          The Statement of Financial Condition and Schedule of Portfolio Securities of the Government Securities Equity Trust included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

            No person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

GOVERNMENT SECURITIES EQUITY TRUST
               Series 8
Table of Contents                           Page

   Summary of Essential Information         A-7
Independent Auditors' Report                A-9
Statement of Financial Condition            A-10
Schedule of Portfolio Securities            A-12              [LOGO]
The Trust                                   B-1
   Trust Formation                          B-1
   Securities Selection                     B-4
   Stripped U.S. Treasury Obligations       B-4
   Prudential Equity Fund, Inc.             B-5
   General Information Regarding the Fund   B-6
   Investment Policies and Restrictions
     of the Fund                            B-9               Sponsor
   Net Asset Value of the Fund Shares       B-24
   The Fund's Investment Manager            B-25    Prudential Securities
                                                    Incorporated
   The Fund's Plan of Distribution          B-28
   Risk of Investment in Units              B-30    One Seaport Plaza
   Fund Risk Factors                        B-31    199 Water Street
   The Units                                B-33    New York, New York  10292
Tax Status of the Trust                     B-33
Retirement Plans                            B-40
Public Offering of Units                    B-40              Trustee
   Public Offering Price                    B-40
   Public Distribution                      B-41      United States Trust
   Secondary Market                         B-42      Company of New York
   Profit of Sponsor                        B-43
   Volume Discount                          B-43    114 West 47th Street
   Employee Discount                        B-44    New York, New York  10036
Exchange Option                             B-44
   Federal Income Tax Consequences          B-47
Reinvestment of Trust Distributions         B-47              Evaluator
Expenses and Charges                        B-48
   Initial Expenses                         B-48    Kenny Information
   Fees                                     B-48      Systems, Inc.
   Other Charges                            B-48
Rights of Unit Holders                      B-51    65 Broadway
   Certificates                             B-51    New York, New York  10006
   Certain Limitations                      B-51

  Distributions                            B-51              Fund Shares
   Reports and Records                      B-52
   Redemption                               B-53    Prudential Equity Fund, Inc.
Comparison of Public Offering Price and
  Redemption Price                          B-56    One Seaport Plaza
Sponsor                                     B-56    New York, New York  10292
   Limitations on Liability                 B-58
   Responsibility                           B-58
   Resignation                              B-59
Trustee                                     B-59
   Limitations on Liability                 B-59
   Responsibility                           B-60
   Resignation                              B-60
Evaluator                                   B-61
   Limitations on Liability                 B-61
   Responsibility                           B-61
   Resignation                              B-61
Amendment and Termination of the Indenture  B-62
   Amendment                                B-62
   Termination                              B-62
   Tax Impact of In Kind Distribution
     Upon Termination                       B-63
Legal Opinions                              B-63
Independent Auditors                        B-64
/TABLE

  PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
              CONTENTS OF REGISTRATION STATEMENT

Item A-Bonding Arrangements

          The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No.
14 in the aggregate amount of $62,500,000.

Item B-Contents of Registration Statement

          This Registration Statement on Form S-6 comprises the following papers and documents:
               The cross-reference sheet.
               The Prospectus.
               Signatures.
               Written consents of the following persons:
                    Cahill Gordon & Reindel (included in
                    Exhibit 5).
                    Deloitte & Touche LLP.(2)
                    Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (as Evaluator)(included in Exhibit 23).

          The following Exhibits:

(4)     Ex-3.(i)  -   Certificate of Incorporation of
                      Prudential Securities Incorporated dated
                      March 29, 1993.
(4)     Ex-3.(ii) -   Revised By-Laws of Prudential Securities
                      Incorporated as amended through March 5,
                      1993.
(5)     Ex-4.a    -   Trust Indenture and Agreement dated May
                      16, 1989.
(1)     Ex-4.b    -   Draft of Reference Trust Agreement.
(2)     Ex-5      -   Opinion of counsel as to the legality of
                      the securities being registered.
(2)     Ex-23     -   Consent of Kenny S&P Evaluation Services,
                      a division of Kenny Information Systems,
                      Inc. (as Evaluator).
(6)     Ex-24     -   Powers of Attorney executed by a majority
                      of the Board of Directors of Prudential
                      Securities Incorporated.
(2)     Ex-27     -   Financial Data Schedule
        Ex-99.1   -   Information as to Officers and Directors
                      of Prudential Securities Incorporated is incorporated by reference to Schedules A and D of Form BD filed by Prudential
                      Securities Incorporated, pursuant to
                      Rules 15b1-1 and 15b3-1 under the

                      Securities Exchange Act of 1934 (1934 Act
                      File No.  8-16267).
(3)     Ex-99.2   -   Affiliations of Sponsor with other
                      investment companies.
(3)     Ex-99.3   -   Broker's Blanket Policies, Standard Form
                      No. 14 in the aggregate amount of
                      $62,500,000.
__________________________

   (1)       Previously filed.
(2)       To be filed by amendment.
(3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts, Insured Tax-Exempt Series 1, Registration No. 2-89263.
(4) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.
(5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 1, Registration No. 33-25710.
(6) Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681.

                          SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant, Government Securities Equity Trust Series 8, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 22nd day of December, 1994.

                    GOVERNMENT SECURITIES EQUITY TRUST SERIES 8
                              (Registrant)

                    By PRUDENTIAL SECURITIES INCORPORATED
                         (Depositor)

                    By /s/ KENNETH SWANKIE
                    Kenneth Swankie
                    First Vice President
                    Manager- Unit Investment Trust Department

                    By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated

                                   ALAN D. HOGAN
                                   GEORGE A. MURRAY
                                   JOHN P. MURRAY
                                   LELAND B. PATON
                                   VINCENT T. PICA
                                   RICHARD A. REDEKER
                                   HARDWICK SIMMONS
                                   LEE B. SPENCER, JR.

                    By /s/ KENNETH SWANKIE_________________
                        (Kenneth Swankie, First Vice President,
                        Manager- Unit Investment Trust
                        Department, As Authorized Signatory for
                        Prudential Securities Incorporated and
                        Attorney-in-Fact for the persons listed
                        above)

_________________

*    Pursuant to Powers of Attorney previously filed.

                      CONSENT OF COUNSEL


          The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration
Statement will be contained in its opinion to be filed as
Exhibit 5 to this Registration Statement.

                CONSENT OF INDEPENDENT AUDITORS



          To be filed by Amendment.